UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

May 11. 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Jati Widagdo

----------------------------------------------------

Jati Widagdo

SVP Corporate Secretary

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

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Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of December 31, 2025 and for the year then ended with independent auditor’s report

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

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PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITOR’S REPORT

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

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Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements

as of December 31, 2025 and for the year ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, we undersigned:

1.	Name	:	Dian Siswarini
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Tebet Utara II C/18 RT 004 RW 001
Kelurahan Tebet Timur, Kecamatan Tebet, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Arthur Angelo Syailendra
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Jenderal Sudirman Kav. 59 RT 004 RW 003
Kelurahan Senayan Kecamatan Kebayoran Baru, Jakarta Selatan
	Phone	:	(022) 452 7201/ (021) 520 9824
	Position	:	Director of Finance and Risk Management

hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries as of December 31, 2025 and for the year ended.

2.

The Company and its subsidiaries’ consolidated financial statements as of December 31, 2025 and for the year ended have been prepared and presented in accordance with Indonesian Financial Accounting Standards.

3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statements.

4.	The Company and its subsidiaries’ consolidated financial statements do not contain false material information or facts, nor do they omit any material information or facts.

5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, May 11, 2026

for and behalf of

PT Telkom Indonesia (Persero) Tbk.

/s/ Dian Siswarini Dian Siswarini President Director	/s/ Arthur Angelo Syailendra Arthur Angelo Syailendra Director of Finance and Risk Management

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

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Independent Auditor’s Report

Report No. 01320/2.1505/AU.1/06/0687-4/1/V/2026

The Shareholders and the Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statement of financial position as of December 31, 2025, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position as of December 31, 2025, and its consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

Basis for opinion

We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants (“IICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements paragraph of our report. We are independent of the Group in accordance with the ethical requirements relevant to our audit of the consolidated financial statements in Indonesia, and we have fulfilled our other ethical responsibilities in accordance with such requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. Such key audit matters were addressed in the context of our audit of the consolidated financial statements taken as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on such key audit matters. For the key audit matter below, our description of how our audit addressed such key audit matter is provided in such context.

i

KAP Purwanto Susanti dan Surja

Registered Public Accountants KMK No. 69/MK/SK/2025

A member firm of Ernst & Young Global Limited

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

Independent Auditor’s Report (continued)

Report No. 01320/2.1505/AU.1/06/0687-4/1/V/2026 (continued)

Key audit matters (continued)

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements paragraph of our report, including in relation to the key audit matter communicated below. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the accompanying consolidated financial statements. The results of our audit procedures, including the procedures performed to address the key audit matter below, provide the basis for our opinion on the accompanying consolidated financial statements.

Evaluation of telecommunication infrastructure estimated useful lives

Description of the key audit matter:

As of December 31, 2025, the balance of consolidated telecommunication infrastructures amounted to Rp144,713 billion which represents 50% of total consolidated assets. As discussed in Notes 2.z.ii.(b) and 11 to the accompanying consolidated financial statements, the Group reviews the estimated useful lives of its property and equipment, including telecommunication infrastructures, at least annually and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical, or commercial obsolescence, and legal or other limitations on the continuing use of the property and equipment.

Auditing the Group's estimated useful lives of telecommunication infrastructures is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, and market behavior.

Audit response:

We obtained an understanding, and evaluated the design and tested the operating effectiveness, of internal controls over the Group’s process of estimating the useful lives of its telecommunication infrastructures. This includes, among others, testing of management’s review control on checking the completeness and accuracy of the assets classification data and assessing the appropriateness of the judgments regarding the most relevant data to be considered in determining its useful lives.  We also tested management’s control on benchmarking analysis, including the selection criteria, on the estimated useful lives of telecommunication infrastructures.

To test whether the estimated useful lives of telecommunication infrastructures used by management was reasonable, our audit procedures included, among others, obtaining an understanding of management’s strategy related to asset replacements and assessed the reasonableness of assumptions by considering external sources, such as telecommunication technology growth, changes in market demand, and current economic and regulatory trends. We assessed whether the benchmarking analysis on the estimated useful lives of telecommunication infrastructures used by management was complete and consistent with the selection criteria through comparison with sample portfolio of public companies within the telecommunication industry.

A member firm of Ernst & Young Global Limited

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Independent Auditor’s Report (continued)

Report No. 01320/2.1505/AU.1/06/0687-4/1/V/2026 (continued)

Emphasis of matter

We draw attention to Note 2.z.iii to the accompanying financial statements, which describes the change in accounting policy on property and equipment and its retrospective application. Our opinion is not modified in respect of this matter.

Other information

Management is responsible for the other information. Other information comprises the information included in the 2025 Annual Report (“The Annual Report”) other than the accompanying consolidated financial statements and our independent auditor’s report thereon. The Annual Report is expected to be made available to us after the date of this independent auditor’s report.

Our opinion on the accompanying consolidated financial statements does not cover the Annual Report, and accordingly, we do not express any form of assurance on the Annual Report.

In connection with our audit of the accompanying consolidated financial statements, our responsibility is to read the Annual Report when it becomes available and, in doing so, consider whether the Annual Report is materially inconsistent with the accompanying consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate actions based on the applicable laws and regulations.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting, unless management either intends to liquidate the Group or to cease its operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

A member firm of Ernst & Young Global Limited

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Independent Auditor’s Report (continued)

Report No. 01320/2.1505/AU.1/06/0687-4/1/V/2026 (continued)

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Standards on Auditing established by the IICPA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to such risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our independent auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusion is based on the audit evidence obtained up to the date of our independent auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
●	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

A member firm of Ernst & Young Global Limited

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Independent Auditor’s Report (continued)

Report No. 01320/2.1505/AU.1/06/0687-4/1/V/2026 (continued)

Auditor's responsibilities for the audit of the consolidated financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: (continued)

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe such key audit matters in our independent auditor's report unless laws or regulations preclude public disclosure about such key audit matters or when, in extremely rare circumstances, we determine that a key audit matter should not be communicated in our independent auditor's report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KAP Purwanto, Susanti, dan Surja

/s/ Agung Purwanto

Agung Purwanto

Public Accountant Registration No: AP. 0687

May 11, 2026

v

A member firm of Ernst & Young Global Limited

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

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PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

			As restated (Note 2z)
	Notes	2025	2024	January 1, 2024
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,32,37	34,228	33,905	29,007
Other current financial assets	4,32,37	1,420	1,285	1,661
Trade receivables - net allowance for expected
credit losses
Related parties	5,32,37	2,040	2,350	1,918
Third parties	5,37	9,183	9,843	8,749
Contract assets	6,32	2,290	2,449	2,704
Inventories	7	901	1,096	997
Contract costs	9	932	1,134	653
Claim for tax refund and prepaid taxes	27	1,979	2,844	1,928
Assets held for sale	1e	751	-	-
Other current assets	8,32	8,042	8,174	7,996
Total Current Assets		61,766	63,080	55,613

NON-CURRENT ASSETS
Contract assets	6,32	109	129	26
Long-term investments	10,37	7,387	8,335	8,162
Contract costs	9	1,370	1,596	1,568
Property and equipment	11,32,35a	165,453	170,335	172,063
Right-of-use assets	12a	27,961	26,910	22,584
Intangible assets	14	9,237	9,442	8,731
Deferred tax assets	27f	6,603	5,354	5,822
Other non-current assets	13,27,32	7,873	6,208	5,433
Total Non-current Assets		225,993	228,309	224,389
TOTAL ASSETS		287,759	291,389	280,002

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	15,32,37	571	626	585
Third parties	15,37	15,613	14,710	18,023
Contract liabilities	17a,32	7,970	7,738	6,848
Other payables	37	648	454	441
Taxes payable	27c	2,025	3,293	4,525
Accrued expenses	16,32,37	14,867	14,192	13,079
Customer deposits	32	1,523	2,872	2,566
Short-term bank loans	18,32,37	6,929	11,525	9,650
Current maturities of long-term loans	19,32,37	17,746	15,866	10,276
Current maturities of lease liabilities	12a,37	5,590	5,491	5,575
Liabilities directly associated
with the assets held for sale	1e	466	-	-
Total Current Liabilities		73,948	76,767	71,568

NON-CURRENT LIABILITIES
Deferred tax liabilities	27f	1,233	992	841
Contract liabilities	17b,32	2,851	2,484	2,591
Long service award provisions	31	1,308	1,192	1,153
Pension benefits and other post-employment
benefits obligations	30	12,996	11,540	11,414
Long-term loans	19,32,37	26,099	25,518	27,773
Lease liabilities	12a,37	18,547	18,468	14,850
Other non-current liabilities		240	224	290
Total Non-current Liabilities		63,274	60,418	58,912
TOTAL LIABILITIES		137,222	137,185	130,480

EQUITY
Capital stock	21	4,953	4,953	4,953
Additional paid-in capital		2,310	2,310	2,711
Treasury stock	1c	(30)	-	-
Other equity	22	10,259	9,898	9,639
Retained earnings
Appropriated	29	15,337	15,337	15,337
Unappropriated		97,856	101,310	96,064
Net equity attributable to:
Owners of the parent company		130,685	133,808	128,704
Non-controlling interests	20	19,852	20,396	20,818
TOTAL EQUITY		150,537	154,204	149,522
TOTAL LIABILITIES AND EQUITY		287,759	291,389	280,002

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

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PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Year Ended December 31, 2025

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

			As restated (Note 2z)
	Notes	2025	2024
REVENUES	23,33	146,742	149,967

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	25,32	(41,234)	(41,202)
Depreciation and amortization expenses	11,12a,14	(37,649)	(34,181)
Personnel expenses	24	(16,362)	(16,807)
Interconnection expenses	32	(7,018)	(6,880)
General and administrative expenses	26,32	(6,601)	(6,225)
Marketing expenses	32	(3,287)	(3,824)
Unrealized gain (loss) on changes in fair value of investments	10	(242)	188
Other income - net		119	281
Gain on foreign exchange - net		180	136

OPERATING PROFIT		34,648	41,453

Finance income - net	32	1,661	1,367
Finance cost	32	(5,206)	(5,208)
Share of profit (loss) of long-term investment in associates		(1)	3

PROFIT BEFORE INCOME TAX		31,102	37,615

INCOME TAX (EXPENSE) BENEFIT	27d
Current		(7,605)	(7,635)
Deferred		961	(483)
		(6,644)	(8,118)

PROFIT FOR THE YEAR		24,458	29,497

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to
profit or loss in subsequent periods:
Foreign currency translation	22	360	258
Changes in fair value of investments		1	1
Share of other comprehensive income of
long-term investment in associates		1	1
Other comprehensive income not to be reclassified to
profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	30	(236)	635
Other comprehensive income - net		126	895

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		24,584	30,392

Profit for the year attributable to:
Owners of the parent company		17,814	22,403
Non-controlling interests	20	6,644	7,094
		24,458	29,497
Total comprehensive income for the year attributable to:
Owners of the parent company		17,954	23,188
Non-controlling interests		6,630	7,204
		24,584	30,392
BASIC EARNINGS PER SHARE
(in full amount)	28
Profit per share		179.83	226.15
Profit per ADS (100 Series B shares per ADS)		17,982.85	22,615.08

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

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PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Year Ended December 31, 2025

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2025 (as restated, Note 2z)		4,953	2,310	-	9,898	15,337	101,310	133,808	20,396	154,204
Additional capital contributions from
non-controlling interests of subsidiary	1e	-	-	-	-	-	-	-	270	270
Changes in non-controlling interest		-	-	-	-	-	-	-	(6)	(6)
Cash dividend	29	-	-	-	-	-	(21,047)	(21,047)	(7,359)	(28,406)
Treasury stock	1c	-	-	(30)	-	-	-	(30)	(79)	(109)
Profit for the year	20	-	-	-	-	-	17,814	17,814	6,644	24,458
Other comprehensive income (loss) - net		-	-	-	361	-	(221)	140	(14)	126
Balance, December 31, 2025		4,953	2,310	(30)	10,259	15,337	97,856	130,685	19,852	150,537

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Year Ended December 31, 2025

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, December 31, 2023 (as previously stated)		4,953	2,711	9,639	15,337	103,104	135,744	20,818	156,562
Adjustment: restated		-	-	-	-	(7,040)	(7,040)	-	(7,040)
Balance, January 1, 2024 (as restated, Note 2z)		4,953	2,711	9,639	15,337	96,064	128,704	20,818	149,522
Difference in value of restructuring transactions of
entities under common control	1e	-	(401)	-	-	-	(401)	(158)	(559)
Additional capital contributions from non-controlling interests
of subsidiary	1e	-	-	-	-	-	-	322	322
Changes in non-controlling interests		-	-	-	-	-	-	13	13
Cash dividend	29	-	-	-	-	(17,683)	(17,683)	(7,099)	(24,782)
Repurchase of non-controlling interests shares	1e	-	-	-	-	-	-	(704)	(704)
Profit for the year	20	-	-	-	-	22,403	22,403	7,094	29,497
Other comprehensive income - net		-	-	259	-	526	785	110	895
Balance, December 31, 2024 (as restated, Note 2z)		4,953	2,310	9,898	15,337	101,310	133,808	20,396	154,204

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Year Ended December 31, 2025

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		146,002	148,415
Cash receipts from interests		1,670	1,366
Cash receipts from tax refund		1,322	1,144
Cash payments for expenses		(51,455)	(51,273)
Cash payments to employees		(13,319)	(16,364)
Cash payments for corporate and final income taxes		(10,438)	(11,528)
Cash payments for finance costs		(5,230)	(5,295)
Cash payments for short-term and low-value lease assets	12a	(4,654)	(3,693)
Cash payments for value added taxes - net		(1,076)	(1,691)
Cash receipts from others - net		1,020	519

Net cash provided by operating activities		63,842	61,600

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the disposal of long-term investments in
financial instrument	10	728	-
Proceeds from insurance claims	11	151	143
Proceeds from sale of property and equipment	11	78	717
Purchase of property and equipment	11,39	(22,871)	(26,005)
Purchase of intangible assets	14,39	(2,897)	(3,658)
Payment for advance and other assets		(1,117)	(330)
(Placement in) proceeds from other current financial assets - net		(141)	339
Addition of long-term investment in financial instrument		(26)	(30)
Dividend received from associated company		-	3
Business acquisition - net of cash acquired		-	(635)

Net cash used in investing activities		(26,095)	(29,456)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	18,19	69,895	52,653
Proceeds from issuance of new shares of subsidiaries		270	322
Repayments of loans and other borrowings	18,19	(72,037)	(47,607)
Cash dividend paid to the Company's stockholders	29	(21,047)	(17,683)
Cash dividend paid to the non-controlling interests of subsidiaries		(7,359)	(7,099)
Repayments of principal portion of lease liabilities	39	(7,356)	(7,387)
Shares buyback of subsidiary	1e	(79)	(704)
Shares buyback	1c	(30)	-

Net cash used in financing activities		(37,743)	(27,505)

NET INCREASE IN CASH AND CASH EQUIVALENTS		4	4,639

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		320	260

ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(1)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	3	33,905	29,007

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	3	34,228	33,905

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

Pursuant to Government Regulation No. 25 of 1991, the Company’s status was changed to  a state-owned limited liability company (“Persero”). The ultimate parent entity of the Company  is the Government of the Republic of Indonesia (the “Government”).

On March 22, 2025, based on Government Regulations No. 15 and No. 16 of 2025, the Company became a subsidiary of PT Danantara Asset Management (“DAM”), with the Government remaining as the Company’s ultimate parent entity (Note 21).

The Company was established based on Notarial Deed of Imas Fatimah, S.H., No. 128 dated September 24, 1991. The deed of establishment was approved by the Ministry of Justice of  the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated  November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association had been amended several times, with the latest amendments made is in relation with adjustments of the Company’s business activities in  the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Company’s Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn., No. 37 dated June 22, 2022 has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter  No. AHU-0044650.AH.01.02. Year of 2022 dated June 29, 2022 concerning the Acceptance of Notification Approval of Amendment to the Articles of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

In accordance with Article 3 of the Company’s Articles of Association, the scope of the Company’s activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. To achieve these objectives, the Company is involved in the following activities:

i.	Main business:
(a)	Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with the prevailing laws and regulations;
(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with the prevailing laws and regulations;
(c)	Investing, including in the form of equity contribution in other companies, in line with and to achieve the purposes and objectives of the Company.

ii.	Supporting business:
(a)	Providing payment transactions and money transfer services through telecommunications and information networks;
(b)	Performing other activities and undertakings in connection with the optimization of the Company's resources, which includes the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repair and maintenance facilities;
(c)	Collaborating with other parties in order to optimize the information and communication or technology resources owned by other service provider in information, communication and technology industry to achieve the purposes and objectives of the Company.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

The Company is domiciled and headquartered in Bandung, West Java, located at Jalan Japati  No.1, Bandung.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time, given that the Company complies with the prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Minister of Communication and Digital Affairs (“MoCD”), previously  Minister of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), replacing the previously known as Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise of several information, such as network development progress, service quality standard achievement, number of customers, license payment, and universal service contribution. Meanwhile, for internet telephone services for public purpose, internet interconnection service, and internet access service, additional information is required, such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

Grant date/latest
License	License No.	Type of service	renewal date
License to operate internet	127/KEP/DJPPI/	Internet telephone	March 30, 2016
telephone services for	KOMINFO/3/2016	services for public
public purpose		purpose
License to operate internet	2176/KEP/M.KOMINFO/	Internet service	December 30, 2016
service provider	12/2016	provider
License to operate content	1040/KEP/M.KOMINFO/	Content service	May 16, 2017
service provider	16/2017	provider
License for the	1004/KEP/M.KOMINFO/	Internet interconnection	December 26, 2018
implementation of internet	2018	services
interconnection services
License to operate data	046/KEP/M.KOMINFO/	Data communication	August 3, 2020
communication system	02/2020	system services
services
License of electronic	Bank Indonesia License	Electronic money and	July 1, 2021
money issuer and money	23/587/DKSP/Srt/B	money transfer service
transfer
License to operate fixed	073/KEP/M.KOMINFO/	Fixed network long	August 23, 2021
network long distance	02/2021	distance direct line
direct line
License to operate fixed	082/KEP/M.KOMINFO/	Fixed international	October 8, 2021
international network	02/2021	network
License to operate fixed	094/KEP/M.KOMINFO/	Fixed closed network	December 9, 2021
closed network	02/2021
License to operate circuit	095/KEP/M.KOMINFO/	Circuit switched-based	December 9, 2021
switched-based local	02/2021	and packet
fixed line network		switched-based
local fixed line
network

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	The Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.	Boards of Commissioners and Directors

Based on the resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 32 dated  December 12, 2025, and No. 58 dated May 28, 2024, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2025 and 2024, respectively, were as follows:

	2025	2024
President Commissioner	Angga Raka Prabowo	-
President Commissioner/ Independent Commissioner	-	Bambang Permadi Soemantri Brojonegoro
Independent Commissioner	Rofikoh Rokhim	Bono Daru Adji
Independent Commissioner	Ira Noviarti	Wawan Iriawan
Independent Commissioner	Deswandhy Agusman	-
Commissioner	Ossy Dermawan	Arya Mahendra Sinulingga
Commissioner	Rionald Silaban	Ismail
Commissioner	Silmy Karim	Silmy Karim
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	-	Marcelino Rumambo Pandin
Commissioner	-	Isa Rachmatarwata
President Director	Dian Siswarini	Ririek Adriansyah
Director of Enterprise & Business Service	Veranita Yosephine	F.M. Venusiana R.
Director of Human Capital Management	Willy Saelan	Afriwandi
Director of IT Digital	Faizal Rochmad Djoemadi	Muhamad Fajrin Rasyid
Director of Finance and Risk Management	Arthur Angelo Syailendra	Heri Supriadi
Director of Legal & Compliance	Andy Kelana	-
Director of Network	Nanang Hendarno	Herlan Wijanarko
Director of Strategic Business Development & Portfolio	Seno Soemadji	Budi Setyawan Wijaya
Director of Wholesale & International Service	Budi Satria Dharma Purba	Bogi Witjaksono
Director of Group Business Development	-	Honesti Basyir

ii.	Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit  as of December 31, 2025 and 2024, respectively, were as follows:

	2025	2024
Chairman	Deswandhy Agusman	Bono Daru Adji
Member	Ira Noviarti	Bambang Permadi Soemantri Brojonegoro
Member	Rofikoh Rokhim	Emmanuel Bambang Suyitno
Member	Achmad Taufik	Edy Sihotang
Member	Irhoan Tanudiredja	Wawan Iriawan
Corporate Secretary	Jati Widagdo	Octavius Oky Prakarsa
Internal Audit	Mohamad Ramzy*	Mohamad Ramzy
*

Based on the Notification Letter from the SVP Corporate Secretary No Tel.03/LP 000/COP-M0000000/2026 dated March 5, 2026, to the Financial Services Authority regarding the Information about the Change of Head of Internal Audit Unit, Mr. Afdol Muftiasa has been appointed as the Company’s temporary SVP Internal Audit (Head of Internal Audit Unit). Accordingly, Mr. Mohamad Ramzy no longer serves in such position.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	The Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees (continued)

iii.	Employees

As of December 31, 2025 and 2024, the Company and its subsidiaries (collectively referred to as “the Group”) had 19,082 employees and 19,695 employees (unaudited), respectively.

c.	Public offering of securities of the Company

The Company’s number of shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, Government distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the  issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company.  The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or  11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

Based on the results of the Company's AGM Stockholders as stated in the Notarial Deed of  A. Partomuan Pohan, S.H., LLM., No. 26 dated July 30, 2004, the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved  phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued  Series B shares.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

During the period of December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company had sold all such shares.

At the AGM held on April 19, 2013 as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 38 dated April 19, 2013, the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III. At the AGM held on April 19, 2013, the minutes of which were covered by Notarial Deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increased from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company has changed the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares. Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated May 15, 2018, the stockholders approved the changes of the Company’s plan on the transfer of shares from the repurchase through the withdrawal of 1,737,779,800 shares of treasury stock, by reducing the issued and paid-up capital from the initial amount of Rp5,040 billion into amount of Rp4,953 billion. Thus, in order to comply with the provisions of Article 33  UU No. 40 of 2007 concerning Limited Liability Companies, the AGM approved the reduction of the Company's authorized capital from the original Rp20,000 billion to Rp19,500 billion, so the Company's total authorized share capital became 1 Series A Dwiwarna and 389,999,999,999 Series B shares.

Based on Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 52, dated May 27, 2025, AGM of Stockholders agreed Company’s share buyback with a maximum amount of Rp3 trillions. On December 31, 2025, the Company has conducted share buyback amounting to 8,945,400 shares or equivalent to Rp30 billions (Note 21).

As of December 31, 2025, all of the Company’s Series B shares are listed on the IDX and  43,568,230 ADS or equivalent to 4,356,822,980 Series B shares are listed on the NYSE (Note 21).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015 with nominal of Rp2,200 billion for Series A with a seven-year period, Rp2,100 billion for Series B with a ten-year period, Rp1,200 billion for Series C with a fifteen-year period, and Rp1,500 billion for Series D with a thirty-year period, all of which are listed on the IDX (Note 19a).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of December 31, 2025 and 2024, the Company has consolidated the financial statements of all subsidiaries, both directly and indirectly owned, as follows (Notes 2b and 2d):

i.	Direct subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2025	2024	2025	2024
PT Telekomunikasi	Mobile	1995	70	70	114,627	117,403
Selular	telecommunication,
(“Telkomsel”)	fixed broadband,
	network service, and
	internet protocol
	television ("IPTV")

PT Dayamitra	Leasing of towers	1995	72	72	58,350	58,140
Telekomunikasi Tbk.	and digital support
(“Mitratel”)	services for mobile
	infrastructure

PT Telekomunikasi	International	1995	100	100	19,540	17,173
Indonesia	telecommunication
International	and information
(“Telin”)	services

PT Multimedia	Network	1998	100	100	17,287	17,995
Nusantara	telecommunication
(“Metra”)	services and
	multimedia

PT Telkom Data	Data center	1996	100	100	9,924	8,466
Ekosistem
(“TDE”)

PT Telkom Satelit	Telecommunication -	1996	100	100	8,245	8,858
Indonesia	provides satellite
(“Telkomsat”)	communication
	system and its
	related services

PT Sigma Cipta	Hardware and software	1988	100	100	5,416	6,207
Caraka	computer consultation
(“Sigma”)	service

PT Graha Sarana Duta	Developer, trade, service	1982	100	100	5,197	5,494
("GSD")	and transportation

PT Telkom Akses	Construction, service	2013	100	100	4,244	4,480
(“Telkom Akses”)	and trade in the field
	of telecommunication

PT Telkom	Network	2024	100	100	3,944	3,048
Infrastruktur	telecommunication
Indonesia	and information
(“TIF”)	services

PT Metra-Net	Multimedia portal service	2009	100	100	1,883	2,096
(“Metra-Net”)

PT Infrastruktur	Developer service and	2014	100	100	1,226	1,371
Telekomunikasi	trading in the field
Indonesia	of telecommunication
(“Telkom Infra”)

PT PINS Indonesia	Trade in telecommunication	1995	100	100	550	733
(“PINS”)	devices

PT Napsindo	Telecommunication -	1999; ceased	60	60	5	5
Primatel	provides Network	operations on
Internasional	Access Point ("NAP"),	January 13,
(“Napsindo”)	Voice Over Data	2006
	("VOD") and other
	related services
*	Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

All direct subsidiaries are domiciled in Indonesia.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2025	2024	2025	2024
PT Metra Digital	Trading, information	2013	100	100	9,054	9,110
Investama Ventura	and multimedia
(“MDI”)	technology,
	entertainment
	and investment
	services

Telekomunikasi	Telecommunication	2008	100	100	7,102	6,090
Indonesia	and related
International Pte. Ltd.	services
("Telin Singapore"),
domiciled in
Singapore

Telekomunikasi	Investment	2010	100	100	3,530	3,624
Indonesia	holding and
International Ltd.	telecommunication
("Telin Hong Kong"),	services
domiciled in
Hong Kong

NeutraDC	Data center	2024	100	100	2,379	2,086
Singapore Pte. Ltd.
(“NeutraDC Singapore”)
domiciled in
Singapore

PT Teknologi Data	Telecommunication	2013	60	60	2,261	1,444
Infrastruktur	service and
(“TDI”)	data center

PT Telkom Landmark	Property development	2012	55	55	2,148	2,120
Tower	and management
(“TLT”)	services

PT Infomedia	Information provider	1984	100	100	1,979	2,203
Nusantara	services, contact
(“Infomedia”)	center and content
	directory

PT Persada Sokka	Leasing of towers	2008	100	100	1,753	1,621
Tama	and other
("PST")	telecommunication
	services

PT Finnet Indonesia	Information	2006	60	60	1,450	1,383
(“Finnet”)	technology
	services

PT Nuon Digital	Digital content	2010	100	100	1,412	1,393
Indonesia	exchange hub
(“Nuon”)	services

Telekomunikasi	Telecommunication	2012	100	100	1,297	1,035
Indonesia	networks, mobile,
International (TL) S.A.	internet, and
("Telkomcel"),	data services
domiciled in
Timor Leste

PT Telkomsel Mitra	Business	2019	100	100	1,014	1,040
Inovasi	management
(“TMI”)	consulting and
	investment
	services
*	Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2025	2024	2025	2024
PT Metra Digital	Telecommunication	2013	100	100	859	877
Media	information and
(“MD Media”)	other information
	services

PT Administrasi	Health insurance	2002	100	100	747	704
Medika	administration
(“Ad Medika”)**	services

PT Digital Aplikasi	Communication	2014	100	100	507	441
Solusi	system services
("Digiserve")

PT Ultra Mandiri	Telecommunication	2019	100	100	430	366
Telekomunikasi	network infrastructure
("UMT")	services

Telekomunikasi	Telecommunication	2014	100	100	392	267
Indonesia	and information
International (USA) Inc.	services
(“Telin USA”),
domiciled in USA

PT Swadharma	Cash replenishment	2001	51	51	388	387
Sarana Informatika	services and
(“SSI”)	Automated Teller
	Machines ("ATM")
	maintenance

PT Telkomsel	Business management	2021	100	100	304	451
Ekosistem Digital	consulting services
("TED")	and investment
	and/or investment
	in other companies

PT Nusantara Sukses	Service and trading	2014	100	100	286	288
Investasi
(“NSI”)

PT Graha Yasa	Tourism and	2012	51	51	261	277
Selaras	hospitality services
(”GYS”)

PT Metra TV	Subscription	2013	100	100	255	57
(“Metra TV”)	broadcasting
	services

PT Nutech Integrasi	System integrator	2001	60	60	244	225
(“Nutech”)	service

TS Global	Satellite services	1996	70	70	210	357
Network Sdn. Bhd.
(“TSGN”),
domiciled in Malaysia

PT Collega Inti	Trading and services	2001	70	70	195	196
Pratama
("CIP")

PT Graha Telkomsigma	Management and	1999	100	100	163	167
("GTS")	consultation
	services

Telekomunikasi	Telecommunication	2013	70	70	152	144
Indonesia International	and information
(Malaysia) Sdn. Bhd.	services
(”Telin Malaysia”),
domiciled in Malaysia
*	Percentage of ownership amounting to 99.99% is presented into rounding of 100%.
**	Note 1.e.iii.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2025	2024	2025	2024
PT Media Nusantara	Consultation services	2012	55	55	128	134
Data Global	of hardware, software,
("MNDG")	data center, and
	internet exchange

Telekomunikasi	Telecommunication	2013	100	100	58	52
Indonesia	and information
International	services
(Australia) Pty. Ltd.
(“Telin Australia”),
domiciled in
Australia

PT Pojok Celebes	Travel agent services	2008	100	100	52	69
Mandiri
("PCM")

PT Metraplasa	Network and	2012; ceased	60	60	28	29
(“Metraplasa”)	e-commerce	operations on
	services	October, 2020
*	Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.	Other important information

i.	Mitratel

Share buyback

On March 6, 2023, Mitratel announced another share buyback owned by the public, with  a maximum number of 7.88% of Mitratel’s issued and fully paid shares. The share buyback period is 18 (eighteen) months starting from April 14, 2023 to October 13, 2024. As of December 31, 2024, Mitratel has conducted share buyback amounting to 1,095,945,900 shares or equivalent to Rp704 billion.

On July 18, 2025, Mitratel announced the plan to share buyback owned by the public, with  a maximum number of 4.12% of Mitratel’s issued and fully paid shares. The share buyback period is 12 (twelve) months starting from August 26, 2025, to August 25, 2026. As of December 31, 2025, Mitratel has conducted share buyback amounting to 131,491,800 shares or equivalent to Rp79 billion.

Acquisition of entity under common control

Based on Notarial Deed of Shinta Dewi, S.H., No. 2 and No. 3 dated December 2, 2024, Mitratel entered into Share Purchase Agreement with PT Pembangunan Perumahan Infrastruktur ("PPIN") and Yayasan Kesejahteraan Karyawan Pembangunan Perumahan ("YKPP") for the acquisition of 100% shares of UMT. This transaction represents a business combination of entities under common control, where the ultimate controlling shareholder of both Mitratel and UMT is the Government. As a result of this transaction, Mitratel obtained control of UMT.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Other important information (continued)

i.	Mitratel (continued)

Acquisition of entity under common control (continued)

The difference between the consideration transferred and the carrying amount of the investment acquired from this transaction has been recognized as Additional Paid-in Capital within the consolidated statements of changes in equity, with the following details:

Consideration paid	650
Book value of UMT's equity at the acquisition date	(91)
Difference in value of restructuring transactions of entites under common control	559

ii.	TDI

Based on Notarial Deed of Jimmy Tanal, S.H., M.Kn., No. 313 dated October 14, 2024,  the shareholders of TDI approved the issuance of 8,050,000 new shares. Of these,  TDE acquired 4,830,000 shares or amounting to Rp483 billion; Nxera ID Pte. Ltd. (formerly known as ST Dynamo ID Pte. Ltd.) acquired 2,817,500 shares or amounting to Rp282 billion; and PT Medco Power Indonesia acquired 402,500 shares or amounting to Rp40 billion.

Based on Notarial Deed of Jimmy Tanal, S.H., M.Kn., No. 238 dated December 22, 2025, the shareholders of TDI approved the issuance of 7,315,000 new shares. Of these,  TDE acquired 4,620,000 shares or amounting to Rp462 billion and Nxera ID Pte. Ltd. acquired 2,695,000 shares or amounting to Rp270 billion.

iii.	Ad Medika and its subsidiary

On March 4, 2026, Metra entered into a Conditional Sale and Purchase Agreement (CSPA) with Global Assistance and Healthcare (Singapore) Pte. Ltd. in relation to the planned divestment of its entire ownership interest in Ad Medika and its subsidiary.  As of December 31, 2025, the divestment transaction has not yet been completed and control is still retained by the Company.

The major classes of assets and liabilities of Ad Medika and its subsidiary classified as held for sale as of December 31, 2025 are, as follows:

Assets
Cash and cash equivalents	413
Trade receivables	157
Others (each below Rp100 billion)	181
Assets held for sale	751

Liabilities
Customer deposits	(247)
Others (each below Rp100 billion)	(219)
Liabilities directly associated with the assets held for sale	(466)

Assets held for sale - net	285

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Directors of the Company  on May 11, 2026.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION

The Group consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards which includes Statements of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and Interpretations of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) published by the Financial Accounting Standards Board of the Institute of Indonesian Chartered Accountants (Dewan Standar Akuntansi Keuangan Ikatan Akuntan Indonesia or “DSAK IAI”) and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of the consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing, and financing activities.

The reporting currency in the consolidated financial statements is the Indonesian Rupiah (“Rp”) which is also the functional currency of the Group, except for subsidiaries whose functional currencies are the U.S. Dollar, Australian Dollar, Singapore Dollar, and Malaysian Ringgit.

Figures in the consolidated financial statements containing values under Rp1 billion and  US$1 million are presented with zero.

New accounting standards

On January 1, 2025, the Group adopted the new and revised statement of financial accounting standards and interpretations of financial accounting standards effective from that date. Adjustments to the Group's accounting policies have been made as required, in accordance with the transitional provisions of the respective standards and interpretations. The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial year:

Amendment PSAK 221: Effect of Changes in Foreign Exchange Rate

This amendment clarifies the criteria for interchangeability between two currencies and requires disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are not expected to have an impact to the Group’s consolidated financial statement.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

a.	Basis of preparation of the consolidated financial statements (continued)

Accounting standards issued but not yet effective (continued)

Effective January 1, 2026:

Amendments to PSAK 109: Financial Instruments and PSAK 107: Financial Instruments: Disclosures

These amendments provide clarifications regarding derecognition of financial liabilities settled through electronic payment systems, classification of financial assets, disclosures related to investments in equity instruments designated to be measured at fair value through other comprehensive income, and disclosures related to contractual requirements that modify the timing or amount of contractual cash flows.

This amendment regulates the consideration as a net buyer in applying the provisions of “own use”. This amendment explains the application of hedge accounting if a contract that refers to weather-dependent electricity is designated as a hedging instrument, and this amendment requires disclosures so that users can understand the risks from contracts that refer to weather-dependent electricity.

This amendment is not expected to have a material impact on the consolidated financial statements.

PSAK 338 (Revised 2025): Business Combinations of Entities Under Common Control

The DSAK IAI has issued PSAK 338 (Revised 2025); Business Combinations of Entities Under Common Control. This revision covers the scope and application of the pooling of interest method and disposal in equity as the accounting concepts used in PSAK 338.

Key changes in this revision include the exclusion of investment entities from the scope of PSAK 338, as well as additional definitions for transferred business, receiving entity, and transferring entity. This revision also includes a reference to the carrying amount of the transferred business and the presentation of pre-combination business information when impracticality occurs in applying the pooling of interest method.

This amendment is expected to have no material impact on the consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)
a.	Basis of preparation of the consolidated financial statements (continued)

Accounting standards issued but not yet effective (continued)

Effective January 1, 2027:

PSAK 118: Presentation and Disclosures in Financial Statements

DSAK IAI has issued PSAK 118: Presentation and Disclosures in Financial Statements, which supersedes PSAK 201: Presentation of Financial Statements. PSAK 118 introduces requirements for the presentation of key subtotals, including operating profit or loss, profit or loss before financing and income taxes, and net profit or loss. In addition, PSAK 118 requires that income and expenses be classified into the following categories: operating, investing, and financing, along with income taxes and discontinued operations.

PSAK 118 also addresses the disclosure of Management-defined Performance Measures (“MPM”), which are intended to communicate management’s perspective on the entity’s overall financial performance. The standard elaborates on the role of the primary financial statements and the notes to the financial statements, and sets out principles and requirements related to the aggregation and disaggregation of information. These principles apply both to the presentation within the financial statements and to the disclosures. The Group is currently assessing the potential impact of PSAK 118 on its consolidated financial statements.

PSAK 119: Subsidiaries Without Public Accountability: Disclosures

The Indonesian Financial Accounting Standards Board (DSAK IAI) has issued PSAK 119: Subsidiaries Without Public Accountability: Disclosures. PSAK 119 sets out disclosure requirements that may be applied by an entity as an alternative to the disclosure requirements in other PSAK. An entity may elect to apply this Standard in its consolidated, separate, or individual financial statements if, and only if, at the end of the reporting period, the entity is a subsidiary without public accountability whose parent prepares consolidated financial statements that are available to the public and comply with Indonesian Financial Accounting Standards (SAK). This amendment is not expected to have a material impact on the consolidated financial statements.

In November 2025, DSAK IAI issued amendments to PSAK 119. The amendments to PSAK 119 include:

i.	removal of application in separate financial statements by intermediate parent entities;
ii.	removal of disclosure objectives related to financing, suppliers, shortages, or overages, Pillar Two model, classification and measurement of financial instruments, as well as long term loabilities with covenants;
iii.	reduction of disclosure requirments related to supplier finance arrangements;
iv.	removal of material that is guidance based and not disclosure requirements; and
v.	replacement of management defined performance measure disclosures with a cross reference to PSAK 118.

These amendments are not expected to have material impact on the consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)
b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and  the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.	the contractual arrangement with the other vote holders of the investee;
ii.	rights arising from other contractual arrangements; and
iii.	the Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of financial position and the consolidated statements of profit or loss and other comprehensive income from the date the Group gains financial control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-Group assets and liabilities, equity, revenue and expenses, and cash flow relating to transactions within Group are fully eliminated on consolidation.

In case of loss of control over a subsidiary, the Group:

i.	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
ii.	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
iii.	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
iv.	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control; and
v.	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)
c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The measurement basis is selected on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, which represents the excess of the aggregate consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the acquired net assets exceeds the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of PSAK 109, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with PSAK 109. Other contingent consideration that is not within the scope of PSAK 109 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

d.	Business combinations and goodwill (continued)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 338: Business Combination of Entities Under Common Control, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares, or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statements of financial position.

At the initial application of PSAK 338, all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statements of financial position.

e.	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Time deposits with maturities of more than three months but not more than one year are  presented as part of “Other current financial assets” in the consolidated statements of financial position.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

f.	Inventories

Inventories consist of Subscriber Identification Module ("SIM") cards, and prepaid vouchers which are expensed upon sale.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses  of inventories are recognized as an expense in the period in which the write-down or loss occurs.  The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

g.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method. Prepaid expenses are presented in the consolidated statements of financial position as part of other current assets and other non-current assets.

h.	Non-current assets held for sale

Assets (or disposal groups) are classified as assets held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use, and the sale is highly probable. These assets are measured at the lower of their carrying amount and fair value less costs to sell.

An asset (or disposal group) is considered available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and its sale must be highly probable.

The assets (or disposal groups) classified as held for sale are presented separately from the other assets in the consolidated statements of financial position. The liabilities of disposal group classified as held for sale are presented separately from the other liabilities in the consolidated statements of financial position.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

i.	Intangible assets

Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses (if any). Intangible assets are amortized over their estimated useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of the reporting period. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill, are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	3-30

Intangible assets are derecognized on disposal, or when no further economic benefits are  expected, either from further use or from disposal. The difference between the carrying amount  and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

j.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses (if any).

The cost of an item of property and equipment includes: (a) purchase price; (b) any costs directly attributable to bringing the asset to its location and condition; and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	10-50
Leasehold improvements	3-10
Switching equipment	3-15
Telegraph, telex, and data communication equipment	15
Transmission installation and equipment	3-40
Satellite, earth station, and equipment	4-20
Cable network	3-25
Drop cable	5
Power supply	4-25
Data processing equipment	4-20
Other telecommunication peripherals	3-5
Office equipment	2-5
Vehicles	4-8
Other equipment	2-5

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.	Property and equipment (continued)

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life, and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received, nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statements of financial position and the  resulting gains or losses on the disposal or sale of the property and equipment are recognized in  the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware cannot be used without the availability of certain computer software.  In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and improvements are capitalized to related property and equipment account.

The Group recognizes the cost of replacing part of a property and equipment in the carrying amount of the property and equipment, and derecognizes the carrying amount of the replaced part of the asset.

Property under construction is stated at cost less impairment (if any), until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period and until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed, and the asset is ready for its intended use or sale.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

k.	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available within PSAK 116, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exemption of initial direct costs for the measurement of the right-of-use asset (“ROU”) as short-term leases;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not separating non-lease components from lease components, and instead, account for both as a single lease component; and
●	not recognizing a lease liability and a ROU asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when it is new).

The Group applies the definition of a lease and related guidance set out in PSAK 116 to all lease contracts.

i.	The Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Land rights	1-33
Buildings	1-30
Transmission installation and equipment	1-25
Vehicles	1-6
Others	1-6

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

k.	Leases (continued)

i.	The Group as lessee (continued)

If ownership of the ROU asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated  useful life of the asset. The ROU assets are subject to impairment in accordance with  PSAK 236: Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset.

Short-term leases with a duration of less than 12 months and low-value assets leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 116 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

ii.	The Group as lessor

Under PSAK 116, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance leases, otherwise it will be classified as operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease includes fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

k.	Leases (continued)

ii.	The Group as lessor (continued)

As required by PSAK 109, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other receivables” (Note 8).

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated statements of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 115 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as revenue from lessor transactions (Note 2o).

l.	Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

m.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.	Foreign currency translations

Transactions in foreign currencies are translated into Indonesian Rupiah at the Reuters’ mid rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2025		2024
	Buy	Sell	Buy	Sell
British Pound (“GBP”) 1	22,386	22,401	20,198	20,212
United States Dollar (“US$”) 1	16,672	16,681	16,090	16,100
Australian Dollar (“AU$”) 1	11,136	11,149	9,995	10,009
Singapore Dollar (“SGD”) 1	12,960	12,969	11,815	11,829
New Taiwan Dollar (“TWD”) 1	530.38	531.21	490.07	490.52
Euro (“EUR”) 1	19,541	19,556	16,761	16,775
Japanese Yen ("JPY") 1	106.45	106.52	103.02	103.11
Malaysian Ringgit ("MYR") 1	4,101	4,111	3,591	3,601
Hong Kong Dollar (“HKD”) 1	2,142	2,143	2,072	2,074
Myanmar Kyat (“MMK”) 1	7.91	7.97	7.64	7.69

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2i).

o.	Revenue and expense recognition

Revenue from contract with customers

PSAK 115 establishes a comprehensive framework to determine how, when, and how much revenue is to be recognized. The standard provides a single principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfill a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

o.	Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Data, Internet and IT Service

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers. Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods and/or services are delivered to customers or the installation takes place. Revenue from computer software development service is recognized using the percentage-of completion method.

For services sold in bundled plan/solution, total consideration is allocated to performance obligations based on stand-alone selling price for each of the product and/or service.  The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans/solution sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

ii.	IndiHome

Revenues from IndiHome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. The Group applies terms and conditions that requires the customer to pay substantive early termination penalty if the customer’s contract is ended at the customer’s request and/or fault within the first 12 months after the service is activated. After the initial  12-month period, the customer can decide to stop subscribing in accordance with the applicable terms and conditions without incurring any penalties. In accordance with PSAK 115, the contract period is 12 months, which is then followed by a monthly contract.

All IndiHome services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Customers are required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected customer life. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

o.	Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iii.	Interconnection

Revenue from interconnection is mainly comprises of interconnections service or other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call),  calls between other telecommunications carriers’ subscribers through the Group’s network (transit), and network service with other telecommunications carriers. All of these services are recognized based on the output method using the basis of the actual recorded traffic for the month.

iv.	SMS, Fixed and Cellular Voice

Services are offered on postpaid or prepaid basis. For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top-up vouchers are initially recognized as contract liabilities. The Group recognizes contract assets for the services from postpaid customers that have not been billed.

Those services revenues are recognized based on output method, either per actual usage or allowance unit used (if the services are sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of the product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

The consideration that is received is allocated between the telecommunication services sold and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed, expired, or when the program is terminated.

v.	Network and Other Telecommunication Services

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered. Revenues from other telecommunications equipments or services are recognized when other telecommunications equipments or services are rendered to customers.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

o.	Revenue and expense recognition (continued)

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Refer to accounting policies on impairment of financial assets in section 2.r.i. Financial  instruments - initial recognition and subsequent measurement.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Incremental cost of obtaining and cost of fulfilling contract

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the consolidated statements of financial position as contract costs. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

At the end of each reporting year, the Group evaluates whether there is an indication that capitalized contract costs may be impaired. An impairment exists when the carrying amount of the contract costs exceeds the amount expected to be received in exchange for goods and services. When impairment exists, an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statements of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.	Employee benefits

i.	Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.	Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plan are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	the date of plan amendment or curtailment; and
(b)	the date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liabilities or assets.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.	Employee benefits (continued)

ii.	Post-employment benefit plans and other long-term employee benefits (continued)

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part, or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “personnel expenses” as they become payable.

The Group attributed benefits under the defined benefit plan’s benefit formula to periods of service from the date when employee service first leads to benefits under the plan until the date when further employee service will lead to no material amount of further benefits under the plan.

iii.	Early retirement benefit

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary resignation. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

q.	Taxes

Income tax

Current and deferred income taxes are recognized as income or expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the income tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessments

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal have been determined. The additional taxes and penalty imposed through SKP are recognized as revenue or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Taxes (continued)

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if it is no longer probable that sufficient taxable profit will be available to compensate part, or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Value added tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax treatments

ISAK 123: Uncertainty Over Income Tax Treatments stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group measures its tax balances using the method that provides the better prediction of resolution (i.e. most likely amount or expected value).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Taxes (continued)

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the taxpayer incurred a loss on the transaction.

The final tax is scoped out from PSAK 212: Income Tax. Final tax on construction services and leases are presented as part of “Other income - net”.

r.	Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group  has applied the practical expedient are measured at the transaction price determined under PSAK 115.

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are Solely Payments of Principal and Interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to sell the asset.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.	Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

(a)	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, trade and other receivables, other current financial assets, and other non-current assets.

(b)	Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation, and impairment losses or reversals are recognized in the statements of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 232, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to consolidated statements of profit or loss and other comprehensive income. Dividends are recognized as other income in  the statements of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investments in financial instruments.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.	Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement (continued)

(d)	Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that do not meet the SPPI requirement are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income. The Group’s financial assets at FVTPL consists of other long-term investments in financial instruments and other current financial assets.

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at  an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL are recognized in two stages. For credit exposures for which there has not been  a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established an allowance for expected credit loss methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.	Financial instruments (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”) (continued)

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written-off when there is a low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (a) financial liabilities at FVTPL or (b) financial liabilities measured at amortized costs.

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, interest-bearing loans, and lease liabilities. Interest-bearing loans consist of short-term bank loans, bonds, and long-term bank loans.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(a)	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statements of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 109 are satisfied. The Group has not designated any financial liability as at FVTPL.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.	Financial instruments (continued)

ii.	Financial liabilities (continued)

Subsequent measurement (continued)

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statements of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 19.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(a)	the normal course of business;
(b)	the event of default; and
(c)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

s.	Treasury stock

Reacquired the Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. No gain or loss is recognized in profit or loss on the acquisition, resale, issuance, or cancellation of the Group’s equity instruments. Any difference between the carrying amount and consideration from future re-sale of treasury stocks, is recognized as part of additional paid-in-capital in the equity.

t.	Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Directors’ decision supported by the approval from the Board of Commissioners.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

u.	Basic earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

v.	Segment information

The Group's segment information is presented based upon identified operating segments in accordance with PSAK 108: Operating Segment. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

w.	Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

x.	Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an non-financial assets may be impaired. These assets include property and equipment, current assets, and other non-current assets, including intangible assets. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transaction prices are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by multiple valuations or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statements of profit or loss and other comprehensive income.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

x.	Impairment of non-financial assets (continued)

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been  a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

y.	Current and non-current classifications

The Group presents assets and liabilities in the statements of financial position based on current/ non-current classification. An asset is presented as current when it is:

i.	expected to be realized or intended to be sold, or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading;
iii.	expected to be realized within twelve months after the reporting period; or
iv.	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Assets which do not meet above criteria are classified as non-current assets.

A liability is presented as current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily for the purpose of trading;
iii.	it is due to be settled within twelve months after reporting period;
iv.	there is no right by the end of reporting period to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criteria are classified as long-term liabilities.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

z.	Significant accounting judgements, estimates, and assumptions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates, and assumptions that affect the reporting amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates, and assumptions (continued)

i.	Judgements

The following judgements were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Segment information

For management purposes, the Group uses a business pillars-based as follows: Business to Customer (“B2C”), Business to Business Infrastructure (“B2B Infra”), Business to  Business ICT (“B2B ICT”), International, and Others. The Group has determined the reportable segment reported based on, among others, the structure of the organization as well as the components of the Group whose operating results are regularly reviewed by CODM. The Group has determined that the Directors is the CODM, as it monitors the operating results of each segment separately for the purposes of resource allocation and performance assessment.

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgement is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (“ROI”). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates, and assumptions (continued)

ii.	Estimates and assumptions (continued)

(a)	Retirement benefits (continued)

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 30 and 31.

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments, and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

In 2025, the Company determined changes in the estimated useful lives for several assets owned by the Company are as follows:

		Estimated	Change in estimated
		useful lives	useful lives
Property and equipment	Asset class	(years)	(years)
Cable network	Optical line terminal	25	8
Switching equipment	Switching equipment	10-15	5-10
Transmission installation,
and equipment	Terrestrial transmission	10-15	8
Satellite, earth station, and equipment	IP Multimedia Subsystem ("IMS")	10-15	8

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates, and assumptions (continued)

ii.	Estimates and assumptions (continued)

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee (continued)

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

(d)	Allowance for expected credit losses for financial assets

The Group applies a simplified approach in calculating ECLs for trade receivables and contract assets. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. For other receivables, the Group assesses whether there is objective evidence that other receivables have been impaired at the end of each reporting period.

The Group has established an allowance for expected credit losses methodology for trade receivables and contract assets that is based on its historical credit loss experience and latest supportable data to better reflect the current change in circumstances, adjusted for forward-looking factors specific to the debtors, and the economic environment. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available.

(e)	Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition, and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, the Group also provides multiple standard products as bundling product in contract with customer. Significant judgement is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication, and information technology services.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates, and assumptions (continued)

ii.	Estimates and assumptions (continued)

(e)	Revenue (continued)

(ii)	Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based on historical achievement.

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

The calculation of future cash flows in determining the fair value of property and equipment and other non-current assets of the acquired entity at the acquisition date involves significant estimation. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 236.

(g)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

(h)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting for business acquisiton method for assets acquired and liabilities assumed which are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates, and assumptions (continued)

ii.	Estimates and assumptions (continued)

(h)	Acquisition (continued)

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition, and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

iii.	Restatement of Consolidated Financial Statements

In 2025, following a detailed reassessment of the physical characteristics, operational deployment, and asset topology of drop cable, the Group concluded that drop cable should be identified and classified as a separate component of telecommunication infrastructure assets rather than remaining embedded within broader shared access-network cable component. In reaching this conclusion, the Group determined that the revised componentization policy provides more reliable and more relevant information as it better reflects drop cable’s distinct nature as a last-mile, customer-specific connection asset.

This change constitutes a change in accounting policy as it reflects a revision in the principles applied in determining the unit of account and asset classification. Following the identification of drop cable assets as a separate component, the Group determined a useful life of 5 years, reflecting their specific characteristics and pattern of economic benefits consumption.

The Group applied this voluntary change in accounting policy retrospectively, in accordance with PSAK 208. The Group determined that sufficient and reliable information is available to restate prior period comparative information. The consolidated financial statements for the year ended December 31, 2025 include the restatement of comparative information for the years ended December 31, 2024 and January 1, 2024, which affects the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and related notes. The cumulative effect for periods prior to January 1, 2024 has been recognized as an adjustment to retained earnings as of that date. There is no impact on the Group’s consolidated statements of cash flows.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates, and assumptions (continued)

iii.	Restatement of Consolidated Financial Statements (continued)

(a)	Impact on the Consolidated Statements of Financial Position
December 31, 2024	Notes	As previously reported	Adjustments	As restated
Property and equipment	11	180,566	(10,231)	170,335
Deferred tax assets	27f	3,409	1,945	5,354
Total Non-current Assets		236,595	(8,286)	228,309
Total Assets		299,675	(8,286)	291,389

Retained earnings:
Unappropriated	29	109,596	(8,286)	101,310
Net equity attributable to
owners of the parent company		142,094	(8,286)	133,808
Total Equity		162,490	(8,286)	154,204
Total Liabilities and Equity		299,675	(8,286)	291,389

January 1, 2024	Notes	As previously reported	Adjustments	As restated
Property and equipment	11	180,755	(8,692)	172,063
Deferred tax assets	27f	4,170	1,652	5,822
Total Non-current Assets		231,429	(7,040)	224,389
Total Assets		287,042	(7,040)	280,002

Retained earnings:
Unappropriated	29	103,104	(7,040)	96,064
Net equity attributable to
owners of the parent company		135,744	(7,040)	128,704
Total Equity		156,562	(7,040)	149,522
Total Liabilities and Equity		287,042	(7,040)	280,002

(b)	Impact on the Consolidated Statements of Profit or Loss and Other Comprehensive Income
December 31, 2024	Notes	As previously reported	Adjustments	As restated
Depreciation and amortization expenses	11,12a	(32,643)	(1,538)	(34,181)
Operating profit		42,991	(1,538)	41,453
Profit before income tax		39,153	(1,538)	37,615
Income tax expense	27d
Deferred tax	27d	(775)	292	(483)
Profit for the year		30,743	(1,246)	29,497
Comprehensive income for the year		31,638	(1,246)	30,392
Profit for the year attributable to
Owners of the parent company		23,649	(1,246)	22,403
Comprehensive income for the year attributable to
Owners of the parent company		24,434	(1,246)	23,188
Basic earnings per share (in full amount)
Profit per share		238.73	(12.58)	226.15
Profit per ADS (100 Series B shares per ADS)		23,872.88	(1,257.80)	22.615.08

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates, and assumptions (continued)

iii.	Restatement of Consolidated Financial Statements (continued)

(b)	Impact on the Consolidated Statements of Profit or Loss and Other Comprehensive Income (continued)
January 1, 2024	Notes	As previously reported	Adjustments	As restated
Depreciation and amortization expenses	11,12a	(32,663)	(1,696)	(34,359)
Operating profit		44,384	(1,696)	42,688
Profit before income tax		40,794	(1,696)	39,098
Income tax benefit
Deferred tax	27d	210	322	532
Profit for the year		32,208	(1,374)	30,834
Comprehensive income for the year		30,754	(1,374)	29,380
Profit for the year attributable to
Owners of the parent company		24,560	(1,374)	23,186
Comprehensive income for the year attributable to
Owners of the parent company		23,083	(1,374)	21,709
Basic earnings per share (in full amount)
Profit per share		247.92	(13.87)	234.05
Profit per ADS (100 Series B shares per ADS)		24,792.50	(1,387.01)	23,405.49

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

		2025		2024
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand	Rp	-	39	-	14
Cash in banks
Related parties
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	4,959	-	3,278
	US$	240	4,007	229	3,678
	TWD	4	2	2	1
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	5,780	-	4,715
	US$	34	567	45	718
	EUR	2	44	2	37
	HKD	3	7	2	4
	JPY	6	1	6	1
	AU$	0	1	0	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	2,785	-	4,180
	US$	39	652	31	506
	GBP	0	1	0	1
	SGD	0	0	0	0
	EUR	0	0	0	0
	AU$	0	0	-	-
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	-	2,925	-	4,097
Others	Rp	-	72	-	51
	US$	0	0	0	0
Sub-total			21,803		21,267

Third parties
PT Bank Maybank Indonesia Tbk ("Maybank")	Rp	-	839	-	355
	MYR	1	4	1	5
The Hongkong and Shanghai Banking Corporation Ltd.
("HSBC Hongkong")	US$	22	364	6	102
	HKD	12	27	9	19
Standard Chartered Bank ("SCB")	US$	8	135	7	108
	SGD	12	160	5	55
DBS Bank (Hong Kong) Ltd. ("DBS Hong Kong")	US$	10	165	19	308
	HKD	0	1	0	1
Citibank, N.A. (“Citibank”)	Rp	-	7	-	35
	US$	7	119	2	25
	EUR	0	2	0	1
Others (each below Rp100 billion)	Rp	-	606	-	870
	US$	13	214	9	164
	SGD	2	23	2	20
	TWD	34	18	28	14
	MYR	1	3	0	2
	AU$	0	2	0	3
	MMK	15	0	167	1
	EUR	0	0	-	-
Sub-total			2,689		2,088

Total of cash in banks			24,492		23,355

Time deposits
Related parties
BTN	Rp	-	1,530	-	1,400
	US$	-	-	7	104
BRI	Rp	-	1,159	-	647
	US$	10	168	18	283
	TWD	-	-	6	3
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	-	1,150	-	1,688
BNI	Rp	-	497	-	566
	US$	34	567	10	162
Bank Mandiri	Rp	-	190	-	97
	US$	10	167	-	-
Sub-total			5,428		4,950

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		2025		2024
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits (continued)
Third parties
PT Bank Pan Indonesia Tbk. ("Bank Panin")	Rp	-	909	-	274
PT Bank Mega Tbk. (“Bank Mega”)	Rp	-	433	-	1,922
	US$	38	637	18	287
Bank Pembangunan Daerah ("BPD")	Rp	-	804	-	962
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk.
("BJB")	Rp	-	58	-	370
	US$	22	367	12	195
PT Bank China Construction Bank Indonesia Tbk.
("CCB Indonesia")	Rp	-	184	-	-
	US$	13	209	10	153
PT Bank UOB Indonesia ("UOB Indonesia")	US$	16	274	16	259
	SGD	3	44	3	35
SCB	US$	7	117	9	145
Others (each below Rp100 billion)	Rp	-	206	-	500
	US$	1	13	30	478
	MYR	4	15	2	7
Sub-total			4,270		5,587

Total of time deposits			9,698		10,537
Allowance for expected credit losses			(1)		(1)
Total			34,228		33,905

Interest rates per annum on time deposits are as follows:

	2025	2024
Rupiah	0.53%-7.08%	0.53%-7.25%
Foreign currencies	1.01%-5.25%	2.55%-6.00%

The Group places the majority of its cash and cash equivalents in state-owned banks (related parties) that have good reputations and credit ratings. Based on management’s assessment of expected credit risk, there has been no significant increase in credit risk, therefore, the allowance for expected credit losses on these assets is not material.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

4.	OTHER CURRENT FINANCIAL ASSETS

		2025		2024
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits
Related parties
BRI	Rp	-	50	-	415
	US$	5	84	-	-
BSI	Rp	-	120	-	198
Others (each below Rp100 billion)	Rp	-	100	-	135
	US$	5	84	5	81
Third parties
United Overseas Bank Limited Singapore
("UOB Singapore")	US$	33	554	12	195
Standard Chartered Bank (Singapore) Limited
("SCB Singapore")	US$	6	101	-	-
Others (each below Rp100 billion)	Rp	-	10	-	3
Total time deposits			1,103		1,027

Escrow accounts
Related parties
Others (each below Rp100 billion)	Rp	-	106	-	108
	US$	0	4	0	5
Third parties
Others	Rp	-	1	-	36
	US$	4	67	1	14
Total escrow accounts			178		163

Mutual funds
Related parties
Others	Rp	-	94	-	89
Total mutual funds			94		89

Others	Rp	-	44	-	5
	MYR	0	1	0	1
Total others			45		6

Allowance for expected credit losses			(0)		(0)
Total			1,420		1,285

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2025	2024
Rupiah	3.00%-6.50%	2.50%-7.25%
Foreign currencies	3.75%-4.45%	4.57%-4.61%

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)	Related parties

	2025	2024
State-owned enterprises	1,702	1,935
PT Indosat Tbk. ("Indosat")	906	738
PT Indonusa Telemedia ("Indonusa")	387	386
Others (each below Rp100 billion)	134	409
Total	3,129	3,468
Allowance for expected credit losses	(1,089)	(1,118)
Net	2,040	2,350

(ii)	Third parties

	2025	2024
Individual and business subscribers	13,758	13,613
Overseas international carriers	1,291	1,176
Total	15,049	14,789
Allowance for expected credit losses	(5,866)	(4,946)
Net	9,183	9,843

b.	By age

	2025			2024
		Allowance for	Expected		Allowance for	Expected
		expected	credit		expected	credit
	Gross	credit losses	loss rate	Gross	credit losses	loss rate
Not past due	6,687	263	3.9%	7,319	417	5.7%
Past due up to 3 months	3,155	414	13.1%	3,602	329	9.1%
Past due more than 3 to 6 months	1,573	454	28.9%	1,305	285	21.8%
Past due more than 6 months	6,763	5,824	86.1%	6,031	5,033	83.5%
Total	18,178	6,955		18,257	6,064

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2025 and 2024, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp4,799 billion and Rp5,291 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

	2025	2024
Rupiah	15,554	15,775
U.S. Dollar	2,423	2,180
Singapore Dollar	156	273
Others	45	29
Total	18,178	18,257
Allowance for expected credit losses	(6,955)	(6,064)
Net	11,223	12,193

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES (continued)

d.	Movements in the allowance for expected credit losses

	2025	2024
Beginning balance	6,064	5,561
Allowance for expected credit losses	1,465	904
Receivables written-off	(574)	(401)
Ending balance	6,955	6,064

The receivables written-off relate to both related parties and third parties trade receivables. Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2025 and 2024, certain trade receivables of the subsidiaries amounting to Rp3,131 billion and Rp2,137 billion, respectively, have been pledged as collateral under lending agreements (Notes 18 and 19b).

6.CONTRACT ASSETS

The breakdown of contract assets is as follows:

	2025	2024
Contract assets	2,529	2,603
Allowance for expected credit losses	(130)	(25)
Net	2,399	2,578
Current portion	(2,290)	(2,449)
Non-current portion	109	129

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract assets.

Refer to Note 32 for details of related party transactions.

7.	INVENTORIES

Inventories, all recognized at net realizable value, consist of:

	2025	2024
SIM cards and prepaid vouchers	457	676
Others (each below Rp100 billion)	504	480
Total	961	1,156
Provision for obsolescence	(60)	(60)
Net	901	1,096

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance, and telecommunication service expenses in December 31, 2025 and 2024 amounted to Rp532 billion and Rp584 billion, respectively (Note 25).

There were no inventories pledged as collateral under lending agreements as of December 31, 2025 and 2024.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

8.	OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2025	2024
Prepaid frequency license fees – current portion (Note 35c.i)	6,384	6,245
Advances	511	451
Prepaid salaries	178	281
Other receivables	173	621
Prepaid rent	162	129
Others (each below Rp100 billion)	634	447
Total	8,042	8,174

9.	CONTRACT COSTS

Movements of contract costs for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Cost to obtain	Cost to fulfill	Total
At January 1, 2025	1,666	1,064	2,730
Addition during the year	519	323	842
Amortization during the year	(499)	-	(499)
Expense during the year	-	(763)	(763)
Impairment	-	(8)	(8)
At December 31, 2025	1,686	616	2,302
Current	(472)	(460)	(932)
Non-current	1,214	156	1,370

	2024
	Cost to obtain	Cost to fulfill	Total
At January 1, 2024	1,641	580	2,221
Addition current year	479	1,318	1,797
Amortization during the year	(454)	-	(454)
Expense during the year	-	(831)	(831)
Impairment	-	(3)	(3)
At December 31, 2024	1,666	1,064	2,730
Current	(407)	(727)	(1,134)
Non-current	1,259	337	1,596

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS

The breakdown of long-term investment is as follows:

	2025	2024
Financial instruments
At fair value through profit or loss:
Equity	6,901	7,797
Convertible bonds	353	377
At fair value through other comprehensive income:
Equity	27	27
Convertible bonds	-	24
	7,281	8,225
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	106	110
	106	110
Total long-term investments	7,387	8,335

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include:

(i)	Telkomsel's investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”).

As of December 31, 2025 and 2024, Telkomsel assessed the fair value of the investment in GOTO using level 1 based on GOTO’s market value of Rp64 per share and Rp70 per share, respectively. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO as of December 31, 2025 and 2024 amounted to Rp142 billion and Rp380 billion, respectively. These amounts were presented as unrealized loss on changes in fair value of investments in the consolidated statements of profit or loss.

(ii)	Investments by MDI in several start-up entities engaged in the information and technology sector.

In 2025 and 2024, the additional investments by MDI amounted to Rp97 billion and Rp100 billion, respectively. The fair value of MDI’s investments using level 3, the total unrealized gain (loss) from changes in fair value of MDI’s investments as of December 31, 2025 and 2024, amounted to  (Rp16 billion) and Rp483 billion, respectively. These amounts were presented as unrealized  gain (loss) arising from changes in fair value of investments in the consolidated statements of profit or loss.

In 2025, the Group disposed of long-term investments in financial instruments, resulting in proceeds amounting to Rp728 billion.

Detailed information regarding the level 1 and level 3 fair value measurement techniques is disclosed in Note 37.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by MDI and Telkomsel in the form of convertible bonds in various start-up companies engaged in information and technology. These convertible bonds provide the holders with an option to convert the bonds into shares upon maturity, in accordance with the agreed terms and conditions. In the event that the conversion option is not exercised, the bondholders are entitled to receive the principal repayment of the bonds.

The unrecognized share of losses from investments in associates, accounted for under the equity method, amounted cumulatively to Rp338 billion and Rp323 billion as of December 31, 2025 and 2024, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	As restated (Note 2z)
	December 31, 2024	Additions	Deductions	Reclassifications/ Translations	December 31, 2025
At cost:
Directly acquired assets
Land rights	1,981	-	-	14	1,995
Buildings	20,907	197	(2)	861	21,963
Leasehold improvements	1,795	5	(46)	147	1,901
Switching equipment	19,470	285	(1,722)	1,667	19,700
Telegraph, telex, and data communication
equipment	5	-	-	(3)	2
Transmission installation and equipment	182,170	1,836	(5,178)	8,062	186,890
Satellite, earth station, and equipment	14,795	143	(202)	371	15,107
Cable network	63,471	3,505	(13)	212	67,175
Drop cable	18,104	1,686	-	-	19,790
Power supply	25,604	483	(476)	1,924	27,535
Data processing equipment	21,940	407	(1,245)	1,775	22,877
Other telecommunication peripherals	12,238	1,047	-	(11)	13,274
Office equipment	2,719	128	(85)	(146)	2,616
Vehicles	530	2	(5)	(11)	516
Other equipment	60	3	-	8	71
Property under construction	2,930	14,850	(1)	(13,768)	4,011
Total	388,719	24,577	(8,975)	1,102	405,423

Accumulated depreciation:
Directly acquired assets
Buildings	7,461	701	(2)	196	8,356
Leasehold improvements	1,347	121	(46)	27	1,449
Switching equipment	14,795	1,755	(1,717)	67	14,900
Telegraph, telex, and data communication
equipment	4	-	-	(2)	2
Transmission installation and equipment	106,321	12,320	(5,076)	568	114,133
Satellite, earth station, and equipment	7,377	918	(203)	389	8,481
Cable network	20,531	4,944	(12)	27	25,490
Drop cable	13,497	1,941	-	-	15,438
Power supply	18,720	2,300	(432)	313	20,901
Data processing equipment	16,532	1,837	(1,248)	349	17,470
Other telecommunication peripherals	9,216	1,608	-	(2)	10,822
Office equipment	2,284	253	(85)	(229)	2,223
Vehicles	250	31	(5)	(11)	265
Other equipment	49	2	-	(11)	40
Total	218,384	28,731	(8,826)	1,681	239,970
Net book value	170,335				165,453

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

The details of property and equipment are as follows (continued):

	As restated (Note 2z)
	December 31, 2023	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2024
At cost:
Directly acquired assets
Land rights	1,955	-	13	-	13	1,981
Buildings	19,596	-	221	(32)	1,122	20,907
Leasehold improvements	1,675	-	40	(94)	174	1,795
Switching equipment	19,636	-	228	(1,090)	696	19,470
Telegraph, telex, and data communication
equipment	1,583	-	-	(1,578)	-	5
Transmission installation and equipment	180,664	-	1,393	(9,972)	10,085	182,170
Satellite, earth station, and equipment	10,941	-	50	(114)	3,918	14,795
Cable network	60,256	314	3,140	(15)	(224)	63,471
Drop cable	16,513	-	1,591	-	-	18,104
Power supply	24,348	-	559	(730)	1,427	25,604
Data processing equipment	21,893	-	332	(1,577)	1,292	21,940
Other telecommunication peripherals	11,087	-	412	(4)	743	12,238
Office equipment	2,696	0	84	(74)	13	2,719
Vehicles	593	0	15	(42)	(36)	530
Other equipment	53	-	3	-	4	60
Property under construction	6,240	-	16,368	(31)	(19,647)	2,930
Total	379,729	314	24,449	(15,353)	(420)	388,719

Accumulated depreciation:
Directly acquired assets
Buildings	6,818	-	650	(27)	20	7,461
Leasehold improvements	1,312	-	128	(86)	(7)	1,347
Switching equipment	14,121	-	1,756	(1,088)	6	14,795
Telegraph, telex, and data communication
equipment	1,582	-	-	(1,578)	-	4
Transmission installation and equipment	104,347	-	11,713	(9,787)	48	106,321
Satellite, earth station, and equipment	6,726	-	719	(114)	46	7,377
Cable network	17,812	-	2,698	(15)	36	20,531
Drop cable	11,273	-	2,223	-	1	13,497
Power supply	17,387	-	2,014	(710)	29	18,720
Data processing equipment	16,149	-	2,031	(1,545)	(103)	16,532
Other telecommunication peripherals	7,700	-	1,517	(1)	-	9,216
Office equipment	2,136	-	278	(68)	(62)	2,284
Vehicles	256	-	38	(27)	(17)	250
Other equipment	47	-	4	-	(2)	49
Total	207,666	-	25,769	(15,046)	(5)	218,384
Net book value	172,063					170,335

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

The details of property and equipment are as follows (continued):

	As restated (Note 2z)
	December 31, 2022	Additions	Deductions	Reclassifications/ Translations	December 31, 2023
At cost:
Directly acquired assets
Land rights	1,838	110	-	7	1,955
Buildings	18,947	569	(34)	114	19,596
Leasehold improvements	1,571	28	(14)	90	1,675
Switching equipment	20,083	582	(309)	(720)	19,636
Telegraph, telex, and data communication
equipment	1,583	-	-	-	1,583
Transmission installation and equipment	171,106	5,839	(3,562)	7,281	180,664
Satellite, earth station, and equipment	10,804	137	-	-	10,941
Cable network	59,608	4,336	(6)	(3,682)	60,256
Drop cable	15,087	1,426	-	-	16,513
Power supply	23,276	722	(768)	1,118	24,348
Data processing equipment	20,954	557	(218)	600	21,893
Other telecommunication peripherals	10,402	468	-	217	11,087
Office equipment	2,625	96	(18)	(7)	2,696
Vehicles	605	48	(56)	(4)	593
Other equipment	51	1	-	1	53
Property under construction	4,598	18,049	-	(16,407)	6,240
Total	363,138	32,968	(4,985)	(11,392)	379,729

Accumulated depreciation:
Directly acquired assets
Buildings	6,228	649	(11)	(48)	6,818
Leasehold improvements	1,207	141	(6)	(30)	1,312
Switching equipment	14,100	1,967	(309)	(1,637)	14,121
Telegraph, telex, and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	97,335	12,171	(3,372)	(1,787)	104,347
Satellite, earth station, and equipment	6,041	746	-	(61)	6,726
Cable network	20,550	2,593	(6)	(5,325)	17,812
Drop cable	8,955	2,318	-	-	11,273
Power supply	16,890	1,861	(758)	(606)	17,387
Data processing equipment	15,490	2,093	(217)	(1,217)	16,149
Other telecommunication peripherals	6,067	1,659	-	(26)	7,700
Office equipment	2,073	285	(18)	(204)	2,136
Vehicles	242	48	(31)	(3)	256
Other equipment	44	3	-	-	47
Total	196,804	26,534	(4,728)	(10,944)	207,666
Net book value	166,334				172,063

The property and equipment group consists of (1) switching equipment; (2) telegraph, telex, and data communication equipment; (3) transmission installation and equipment; (4) satellite, earth station, and equipment; (5) cable network; (6) drop cable; (7) power supply; (8) data processing equipment; and (9) other telecommunication peripherals are the main telecommunication infrastructure of the Group.

a.	Gain on sale of property and equipment

	2025	2024	2023
Proceeds from sale of property and equipment	78	717	100
Net book value	0	(59)	(16)
Gain on disposal or sale of property and equipment	78	658	84

b.	Others

(i)	During 2025 and 2024, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2025 and 2024.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(ii)	Interest capitalized to property under construction amounted to Rp13 billion and Rp98 billion for the years ended December 31, 2025 and 2024, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 5.44% to 8.20% and 1.50% to 6.10% for the years ended December 31, 2025 and 2024, respectively.

(iii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2025 and 2024.

(iv)	During 2025 and 2024, the Group obtained proceeds from the insurance claim on lost and damaged property and equipment, with a total value of Rp151 billion and Rp143 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. During 2025 and 2024, the net carrying values of these assets amounted to Rp96 billion and Rp114 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	The Group owns several pieces of land located throughout Indonesia with Right to Build (“Hak Guna Bangunan” or “HGB”) for a period of 10 to 50 years which will expire between 2026 and 2071. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vi)	As of December 31, 2025 and 2024, the Group’s property and equipment excluding land rights, with a net carrying amount (before intercompany eliminations and adjustments) of Rp160,374 billion and Rp178,692 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption. The total blanket policies as of December 31, 2025 and 2024, amounted to Rp44,267 billion and Rp44,143 billion, HKD35 million and HKD10 million, SGD197 million and SGD219 million, and MYR46 million and MYRNil, respectively. The total policies for first loss basis as of December 31, 2025 and 2024, amounted to Rp2,750 billion and Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(vii)	As of December 31, 2025 and 2024, the percentage of completion of property under construction was approximately 44.12% and 53.29%, respectively, of the total contract value or Rp4,011 billion and Rp2,930 billion are recorded as expenditures in property under construction, respectively. The estimated completion dates are until December. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(viii)	As of December 31, 2025 and 2024, all assets owned by the Company have been pledged as collateral for bonds (Note 19a) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp2,205 billion and Rp2,190 billion, respectively, have been pledged as collateral under borrowing agreements (Notes 18 and 19b).

(ix)	As of December 31, 2025 and 2024, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp100,603 billion and Rp89,480 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(x)	In 2025, the Company classified drop cable assets with a useful life of 5 years. This change in accounting policy has been applied restrospectively (Note 2z.iii). The impact of the increase in depreciation expense (before intercompany eliminations and adjustments) for the year ended December 31, 2025 is Rp1,352 billion. Meanwhile, the estimate for the increase (decrease) in depreciation expense for at least the next 5 (five) years is as follows:

Years	Increase (Decrease)
2026	880
2027	419
2028	55
2029	(298)
2030	(642)

(xi)	In 2025, the Company determined changes in the estimated useful lives for several assets owned by the Company (Note 2z.ii.(b)). The impact of the increase in depreciation expense (before intercompany eliminations and adjustments) for the year ended December 31, 2025 is Rp1,684 billion. The estimate for the increase (decrease) in depreciation expense for at least the next 5 (five) years is as follows:

Years	Increase (Decrease)
2026	1,446
2027	653
2028	228
2029	(96)
2030	(381)

(xii)	In 2025, the Company conducted an evaluation of the physical condition of its assets and recognized an accelerated depreciation of Rp1,945 billion for several types of assets that were assessed to no longer be optimally utilized.

(xiii)	In 2025 and 2024, the total fair values of land rights and buildings of the Group amounted to Rp54,474 billion and Rp53,262 billion.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

12.	LEASES

a.	The Group as a lessee

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which used in operations, which generally have lease term between 1 and 33 years.

The carrying amounts of right-of-use assets recognized and the movements during the year are as follows:

	Land rights	Buildings	Transmission installation and equipment	Vehicles	Others	Total
As at January 1, 2024	4,691	582	15,868	522	921	22,584
Additions	1,725	198	7,337	241	920	10,421
Deductions and reclassifications	(167)	(0)	(409)	(4)	(16)	(596)
Depreciation expense	(1,074)	(192)	(3,699)	(266)	(268)	(5,499)
As at December 31, 2024	5,175	588	19,097	493	1,557	26,910
Additions	2,320	138	4,471	413	99	7,441
Deductions and reclassifications	(137)	23	(603)	(12)	-	(729)
Depreciation expense	(1,142)	(193)	(3,977)	(310)	(39)	(5,661)
As at December 31, 2025	6,216	556	18,988	584	1,617	27,961

The carrying amounts of the lease liabilities and the movements during the year are as follows:

	2025	2024

As at January 1	23,959	20,425
Accretion of interest	1,466	1,335
Additions (Note 39a)	7,441	10,421
Deductions	(8,729)	(8,222)
As at December 31	24,137	23,959
Current	(5,590)	(5,491)
Non-current	18,547	18,468

The maturity analysis of lease payments is as follows:

	2025	2024

No later than a year	6,844	6,824
Later than 1 year and no later than 5 years	14,676	14,356
Later than 5 years	7,517	8,081
Total lease payments	29,037	29,261
Interest	(4,900)	(5,302)
Net present value of lease payments	24,137	23,959
Current	(5,590)	(5,491)
Non-current	18,547	18,468

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

12.LEASES (continued)

a.	The Group as a lessee (continued)

The following are the amounts recognized in profit or loss:

	2025	2024
Depreciation expense of right-of-use assets	5,661	5,499
Expense relating to short-term leases	4,638	3,689
Interest expense on lease liabilities	1,466	1,335
Expense relating to leases of low-value assets	16	4

b.	The Group as a lessor

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 29 years and with expiry dates between 2026 and 2039. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	2025	2024
No later than 1 year	3,188	6,222
Later than 1 year and no later than 5 years	10,670	8,502
Later than 5 years	4,701	3,518
Total	18,559	18,242

13.	OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2025	2024
Claims for tax refund - net of current portion (Note 27b)	3,996	2,818
Prepaid expenses	1,432	1,056
Prepaid frequency license fees -
net of current portion (Note 35c.i)	1,201	1,594
Advances	734	205
Security deposits	284	234
Others (each below Rp100 billion)	226	301
Total	7,873	6,208

The Group reclassified trade receivables - net arising from transactions that do not have economic substance and are not in accordance with the applicable financial reporting standards as well as the Group’s policies and internal controls, to other non-current assets, as disclosed in Note 35.c.iv.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

14.	INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2025	1,474	20,531	647	1,703	24,355
Additions	-	2,878	68	16	2,962
Deductions	-	(8)	(1)	(3)	(12)
Reclassifications/translations	(85)	196	11	(2)	120
Balance, December 31, 2025	1,389	23,597	725	1,714	27,425
Accumulated amortization:
Balance, January 1, 2025	(479)	(13,086)	(277)	(1,071)	(14,913)
Amortization	-	(2,906)	(94)	(72)	(3,072)
Deductions	-	7	-	-	7
Reclassifications/translations	4	(218)	1	3	(210)
Balance, December 31, 2025	(475)	(16,203)	(370)	(1,140)	(18,188)
Net book value	914	7,394	355	574	9,237

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2024	1,492	21,642	550	1,694	25,378
Additions	-	3,415	94	9	3,518
Deductions	(18)	(4,489)	-	-	(4,507)
Reclassifications/translations	-	(37)	3	-	(34)
Balance, December 31, 2024	1,474	20,531	647	1,703	24,355
Accumulated amortization and
impairment losses:
Balance, January 1, 2024	(413)	(15,034)	(200)	(1,000)	(16,647)
Amortization	-	(2,515)	(76)	(71)	(2,662)
Impairment	(77)	-	-	-	(77)
Deductions	11	4,472	-	-	4,483
Reclassifications/translations	-	(9)	(1)	-	(10)
Balance, December 31, 2024	(479)	(13,086)	(277)	(1,071)	(14,913)
Net book value	995	7,445	370	632	9,442

(i)	Goodwill resulted from the acquisition by Mitratel, Metranet, Sigma, TDE, Telkomsat, and Metra amounted to Rp467 billion, Rp220 billion, Rp78 billion, Rp77 billion, Rp68 billion, and Rp4 billion, respectively.

(ii)	The remaining amortization periods of software for years ended December 31, 2025 and 2024 are from 1 to 6 years, respectively. The amortization expense is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.

(iii)	As of December 31, 2025 and 2024, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp10,664 billion and Rp8,345 billion, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

15.	TRADE PAYABLES

The breakdown of trade payables is as follows:
	2025	2024
Related parties
Purchases of equipment, materials, and services	337	378
Payables to other telecommunication providers	234	248
Sub-total	571	626

Third parties
Purchases of equipment, materials, and services	10,006	9,729
Payables to other telecommunication providers	3,123	2,350
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	2,484	2,631
Sub-total	15,613	14,710
Total	16,184	15,336

Trade payables by currency are as follows:
	2025	2024
Rupiah	13,476	13,217
U.S. Dollar	2,657	2,059
Others	51	60
Total	16,184	15,336

Terms and conditions of the above trade payables:

a.	The Group’s trade payables are non-interest bearing and normally settled within 1 year term.
b.	Refer to Note 32c for details on related party transactions.
c.	Refer to Note 37b.v for the Group’s liquidity risk management.

GSD, Telkom Akses, and Mitratel entered into supply chain financing with several banks. Those facilities can be used by the GSD, Telkom Akses, and Mitratel's supplier to obtain payment of invoices that have been approved to be paid by the bank in accordance with certain terms and conditions.  As of December 31, 2025 and 2024, the carrying amount of liabilities under supplier finance arrangement is as follows:

	2025	2024
Liabilities under supplier finance arrangement	353	475
Total amount of which the supplier has received payment
from finance provider	353	473

Range of payment due dates	1-3 month	1-3 month

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement in either period. There were non-cash transfers from trade payables to bank loans under the supplier finance arrangement in 2025 and 2024 amounted to RpNil and Rp115 billion, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

16.	ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2025	2024
Salaries and benefits	5,673	3,856
Operation, maintenance,
and telecommunication services	5,459	6,424
General, administrative, and marketing expenses	3,525	3,665
Interest and bank charges	210	247
Total	14,867	14,192

Refer to Note 32 for details of related party transactions.

17.	CONTRACT LIABILITIES

The breakdown of contract liabilities is as follows:

a.	Current

	2025	2024
Advances from customers for B2C	3,396	3,529
Advances from customers for B2B ICT	2,774	2,208
Advances from customers for International	814	679
Advances from customers for B2B Infra	492	699
Advances from customers for others	494	623
Total	7,970	7,738

b.	Non-Current

	2025	2024
Advances from customers for International	1,059	948
Advances from customers for B2B ICT	581	244
Advances from customers for B2C	558	602
Advances from customers for others	653	690
Total	2,851	2,484

Movements of contract liabilities for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
At January, 1	10,222	9,439
Deferred during the year	8,337	7,631
Recognized as revenue during the year	(7,738)	(6,848)
At December, 31	10,821	10,222
Current	(7,970)	(7,738)
Non-Current	2,851	2,484

Refer to Note 32 for details of related party transactions.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

18.	SHORT-TERM BANK LOANS

	Outstanding
Lenders	2025	2024
Related parties
Bank Mandiri	804	3,755
BNI	586	1,799
BRI	100	-
Sub-total	1,490	5,554
Third parties
MUFG Bank ("MUFG")	2,805	1,805
PT Bank HSBC Indonesia ("HSBC")	2,100	2,440
PT Bank DBS Indonesia ("DBS")	420	440
PT Bank Maspion Indonesia Tbk. ("Bank Maspion")	95	167
Bank of China	-	1,000
UOB Indonesia	-	100
Others	19	19
Sub-total	5,439	5,971
Total	6,929	11,525

Other significant information relating to short-term bank loans as of December 31, 2025 is as follows:

	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest rate	Interest rate per annum	Security**
Bank Mandiri
2020	Finnet	Rp	500	April 28, 2026	Monthly	1 month IndONIA + 1.30%	None
2021	Nutech	Rp	100	September 27, 2026	Monthly	9.00%	Trade receivables and property and equipment
2022	Mitratel	Rp	3,450	July 25, 2026	Monthly	5.50%	None
BNI
2014	Sigma	Rp	150	January 9, 2026	Monthly	8.50%	Trade receivables and property and equipment
2017 - 2021	Infomedia, Telkom Infra	Rp	985	March 28, 2026 - June 6, 2026	Monthly	1 month JIBOR + 1.75%; 1 month IndONIA + 2.78%	None
2019	Metranet	Rp	150	February 18, 2026	Monthly	1 month JIBOR + 2.00%	Trade receivables
BRI
2025	Finnet	Rp	500	June 19, 2026	Monthly	6.70%	None
MUFG
2018	Telkomsel	Rp	1,000	April 30, 2026	Monthly	5.05%	None
2018 - 2019	Infomedia, Metra, GSD, Telkom Infra, Telkomsat	Rp	2,176	January 31, 2026 - October 31, 2026	Monthly, Quarterly	1 month JIBOR + 0.25%-0.80%; 3 months JIBOR + 0.25%-0.80%	None
HSBC
2014	Sigma[a]	Rp	400	November 6, 2026	Monthly	6.42%-7.63%	Trade receivables
2018 - 2023	Sigma, Metra, PINS, Metranet, Telkomsat, GSD, TDE	Rp	2,588	January 12, 2026 - October 25, 2026	Monthly, Quarterly	1 month JIBOR + 0.35%; 3 months JIBOR + 2.00%	None
DBS
2018	Telkom Infra, Infomedia	Rp	600	August 1, 2026	Monthly	1 month JIBOR + 1.20%	None
Bank Maspion
2023	Metranet	Rp	170	October 26, 2026	Monthly	7.25%	None
*	In original currency
**	Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral
[a]	Unsettled loan will be automatically extended

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

18.SHORT-TERM BANK LOANS (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and must maintain certain level of financial ratios. As of December 31, 2025, the Group has complied with all covenants regarding these financial ratios, except for Sigma which debt to service coverage ratio is still lower than required. As of December 31, 2025, the Group obtained waiver for loan amounting to Rp9 billion from HSBC to not require payment as the consequence of the breach for Sigma. The waiver from HSBC was received on December 15, 2025 and effective for 12 months after reporting period.

The credit facilities were obtained by the Group for working capital purposes.

19.	LONG-TERM LOANS

Current maturities of long-term loans consist of the following:

	Notes	2025	2024
Bonds	19a	-	2,347
Bank loans	19b	17,746	13,519
Total		17,746	15,866

Long-term loans consist of the following:

	Notes	2025	2024
Bonds	19a	2,696	2,696
Bank loans	19b	23,403	22,822
Total		26,099	25,518

Scheduled principal payments as of December 31, 2025 are as follows:

	Year
	Notes	Total	2027	2028	2029	2030	Thereafter
Bonds	19a	2,696	-	-	-	1,200	1,496
Bank loans	19b	23,403	6,175	5,554	4,979	4,003	2,692
Total		26,099	6,175	5,554	4,979	5,203	4,188

a.	Bonds
	Outstanding
Bonds	2025	2024
Bonds Telkom 2015
Series B	-	2,100
Series C	1,200	1,200
Series D	1,500	1,500
Bonds Mitratel 2024	-	240
Sukuk Mitratel 2024	-	10
Total	2,700	5,050
Unamortized debt issuance cost	(4)	(7)
	2,696	5,043
Current maturities	-	(2,347)
Long-term portion	2,696	2,696

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

a.	Bonds (continued)

i.	Bonds Telkom 2015
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11b.viii). The underwriters of the bonds are PT. Bahana TCW Investment Management (“Bahana TCW”), PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk., and the trustee is Bank Permata. The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of December 31, 2025, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(c)	Debt to equity ratio should not exceed 2:1;
(d)	EBITDA to interest ratio should not be less than 4:1;
(e)	Debt service coverage is at least 125%.

As of December 31, 2025, the Company has complied with the above-mentioned ratios.

ii.	Bonds Mitratel 2024

On July 4, 2024, Mitratel issued shelf register bonds phase I amounting Rp240 billion. Bonds has annual interest rate 6.50% that will be paid quarterly. Bonds are already fully paid on  July 14, 2025.

BTN was appointed as trustee for the issuance of the bonds Mitratel 2024. The rating of the Bonds issued by Pemeringkat Efek Indonesia is idAAA.

iii.	Sukuk Mitratel 2024

On July 4, 2024, Mitratel issued sukuk Ijarah shelf register phase I amounting Rp10 billion. Sukuk has annual interest rate 6.50% that will be paid quarterly. Sukuk is already fully paid on  July 14, 2025.

BTN was appointed as trustee for the issuance of sukuk Mitratel 2024. The rating of Sukuk issued by Pemeringkat Efek Indonesia is AAAsy.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

b.	Bank loans

		2025		2024
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	13,155	-	6,030
Bank Mandiri	Rp	-	7,635	-	6,355
BSI	Rp	-	1,666	-	2,083
BRI	Rp	-	261	-	1,475
Sub-total			22,717		15,943
Third parties
BCA	Rp	-	7,313	-	9,755
DBS	Rp	-	4,350	-	4,800
Bank of China	Rp	-	1,900	-	1,900
Bank CIMB Niaga	Rp	-	1,750	-	1,710
	US$	10	173	6	99
Bank Permata	Rp	-	1,229	-	1,021
PT Bank Sinarmas Tbk. (“Bank Sinarmas”)	Rp	-	1,000	-	-
HSBC	Rp	-	784	-	1,000
Bank Danamon	Rp	-	16	-	110
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	-	-	-	22
Syndication of banks	US$	-	-	4	60
Others	Rp	-	-	-	3
	MYR	6	26	7	27
Sub-total			18,541		20,507
Total			41,258		36,450
Unamortized debt issuance cost			(109)		(109)
			41,149		36,341
Current maturities			(17,746)		(13,519)
Long-term portion			23,403		22,822

Other significant information relating to bank loans as of December 31, 2025, is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BNI
2013	Sigma	Rp	650	61	2021-2027	Monthly	1 month IndONIA + 2.25%	Trade receivables and property and equipment
2018	TLT	Rp	1,540	110	2018-2033	Quarterly	3 months JIBOR + 1.50%	Property and equipment
2018 - 2025	The Company, Mitratel, UMT, PST, Telkomsel	Rp	22,825	2,131	2018-2032	Monthly, Quarterly	3 months JIBOR + 0.25%; 1 month IndONIA + 0.75%-1.65%; 3 months IndONIA + 0.75%	None
Bank Mandiri
2018	Telkomsel	Rp	4,000	11,000	2018-2026	Quarterly	5.00%	None
2018 - 2024	The Company, GSD, PST, Mitratel	Rp	9,975	2,320	2020-2031	Monthly, Quarterly	3 months JIBOR + 0.25%-1.50%; 1 month IndONIA + 0.85%; 3 months IndONIA + 0.90%	None
BSI
2021 - 2022	Telkomsel	Rp	2,000	5,000	2022-2027	Monthly	5.30%	None
2024	Mitratel	Rp	2,500	417	2024-2029	Monthly	1 month IndONIA + 0.85%	None
*	In original currency
**	Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

b.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2025, is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BRI
2019 - 2023	The Company, Mitratel	Rp	3,000	1,214	2021-2030	Monthly, Quarterly	3 months JIBOR + 0.75%; 1 month IndONIA + 1.00%	None
2024	Telkomsel	Rp	1,000	2,000	2024-2026	Semi-annually	6.50%	None
BCA
2020 - 2024	The Company, PST, GSD, Mitratel	Rp	18,686	2,443	2020-2032	Monthly, Quarterly	3 months JIBOR + 0.50%-1.00%; 1 month IndONIA + 0.75%; 3 months IndONIA + 1.25%-1.89%	None
2022	Telkomsel	Rp	2,000	5,000	2022-2026	Monthly	6.10%	None
DBS
2021 - 2023	Mitratel	Rp	5,500	1,283	2022-2030	Monthly	1 month IndONIA + 0.95%	None
2024 - 2025	The Company, Telkomsel	Rp	6,000	2,167	2025-2031	Quarterly	4.95%-6.50%	None
Bank of China
2019	Telkomsel	Rp	1,900	1,900	2019-2026	Monthly	5.05%	None
Bank CIMB
Niaga
2019 - 2022	PINS, Mitratel	Rp	2,300	960	2022-2028	Monthly, Quarterly	3 months JIBOR + 1.95%; 1 month IndONIA + 0.90%	None
2025	Telkomsel	Rp	1,000	2,000	2025-2027	Monthly	4.70%	None
2021 - 2022	Telin	US$	0	0	2025-2030	Semi-annually	6 months SOFR + 1.82%	None
Bank Permata
2020 - 2024	Mitratel	Rp	2,250	292	2021-2031	Monthly	1 month IndONIA + 1.02%	None
2025	Telkomsel	Rp	1,000	2,000	2025-2027	Monthly	5.85%	None
Bank Sinarmas
2024	Telkomsel	Rp	1,000	6,500	2025-2026	Quarterly	1 week JIBOR	None
HSBC
2021 - 2023	Mitratel	Rp	1,250	216	2023-2030	Monthly	1 month IndONIA + 0.90%	None
Bank Danamon
2022	Mitratel	Rp	636	91	2022-2025	Quarterly	3 months JIBOR + 1.50%	None
2024	SSI	Rp	24	3	2024-2029	Monthly	8.75%	None
Bank ANZ
2015	PINS, GSD	Rp	440	22	2020-2025	Quarterly	3 months JIBOR + 1.40%-2.00%	None
2025	Telkomsel	Rp	1,500	3,000	2025-2027	Monthly	5.32%	None
Syndication of banks
2018	Telin	US$	0	0	2020-2025	Semi-annually	6 months SOFR + 1.55%	None

*	In original currency
**	Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

b.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2025, the Group has complied with all covenants regarding these financial ratios, except for Sigma which debt to service coverage ratio is still lower than required. As of December 31, 2025, the Group obtained waiver for loan amounting to Rp47 billion from BNI to not require payment as the consequence of the breach for Sigma. The waiver from BNI was received on December 15, 2025 and effective for 12 months after reporting period.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

As of December 31, 2025, the Group had Rp42,109 billion and US$67 million of undrawn committed borrowing facilities available.

20.	NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2025	2024
Non-controlling interests in net assets of subsidiaries:
Telkomsel	10,381	11,022
Mitratel	8,404	8,440
Others (each below Rp100 billion)	1,067	934
Total	19,852	20,396

	2025	2024
Non-controlling interests in profit (loss)
in current year of subsidiaries:
Telkomsel	6,101	6,434
Mitratel	597	594
Others	(54)	66
Total	6,644	7,094

Material partly-owned subsidiaries

The non-controlling interests which are considered material to the Company are the non-controlling interests in Telkomsel and Mitratel. On December 31, 2025 and 2024, the non-controlling interest in Telkomsel holds 30.10% and Mitratel holds 28.16%.

The summarized financial information of Telkomsel and Mitratel are provided below. These information are based on amounts before intercompany eliminations and adjustments.

Summarized statements of financial position:

	Telkomsel		Mitratel
	2025	2024	2025	2024
Current assets	17,651	19,374	3,051	3,447
Non-current assets	96,976	98,029	55,299	54,693
Current liabilities	(41,560)	(41,199)	(7,500)	(12,286)
Non-current liabilities	(44,791)	(45,216)	(17,499)	(12,467)
Total equity	28,276	30,988	33,351	33,387
Attributable to:
Owners of the parent company	17,895	19,966	24,947	24,947
Non-controlling interests	10,381	11,022	8,404	8,440

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

20.NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiaries (continued)

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel		Mitratel
	2025	2024	2025	2024
Revenues	109,307	113,340	9,534	9,308
Operation expenses	(81,386)	(83,883)	(5,381)	(5,129)
Other expenses - net	(2,458)	(2,108)	(1,905)	(1,918)
Profit before income tax	25,463	27,349	2,248	2,261
Income tax expense - net	(5,776)	(5,347)	(129)	(157)
Profit for the year	19,687	22,002	2,119	2,104
Other comprehensive income (loss) - net	(43)	355	(3)	1
Total comprehensive
income for the year	19,644	22,357	2,116	2,105

Attributable to
non-controlling interests	6,101	6,434	597	594
Dividends paid to
non-controlling interests	6,729	6,627	545	407

Summarized statements of cash flows:

	Telkomsel		Mitratel
	2025	2024	2025	2024
Operating	36,806	38,939	6,776	6,632
Investing	(14,282)	(14,932)	(2,250)	(3,490)
Financing	(22,937)	(25,631)	(4,514)	(3,436)
Net increase (decrease) in
cash and cash equivalents	(413)	(1,624)	12	(294)

21.	CAPITAL STOCK

	2025
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
DAM	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,356,822,980	4.40	218
Directors (Note 1b):
Dian Siswarini	203,000	0	0
Veranita Yosephine	90,000	0	0
Nanang Hendarno	32,500	0	0
Faizal Rochmad Djoemadi	248,500	0	0
Commissioners (Note 1b):
Rizal Mallarangeng	3,240,600	0	0
Silmy Karim	1,344,700	0	0
Public (individually less than 5%)	43,088,935,360	43.50	2,155
Share buyback (Note 1c)	8,945,400	0.01	0
Total	99,062,216,600	100.00	4,953

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

21.	CAPITAL STOCK (continued)

	2024
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,185,694,580	4.23	209
Directors (Note 1b):
Ririek Adriansyah	9,336,755	0	0
Bogi Witjaksono	6,952,700	0	0
Afriwandi	6,995,200	0	0
Heri Supriadi	7,242,700	0	0
F.M. Venusiana R.	10,629,200	0	0
Herlan Wijanarko	6,995,200	0	0
Muhamad Fajrin Rasyid	6,952,700	0	0
Budi Setyawan Wijaya	7,407,700	0	0
Honesti Basyir	3,250,844	0	0
Commissioners (Note 1b):
Isa Rachmatarwata	3,312,700	0	0
Marcelino Rumambo Pandin	3,312,700	0	0
Ismail	3,312,700	0	0
Arya Mahendra Sinulingga	3,359,500	0	0
Rizal Mallarangeng	3,312,700	0	0
Silmy Karim	1,344,700	0	0
Public (individually less than 5%)	43,190,450,461	43.68	2,164
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government of the Republic of Indonesia and cannot be transferred to any party, and has a veto right in the General Meeting of Stockholders of the Company with respect to the election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

Based on Notarial Deed of Jose Dima Satria, S.H., M.Kn., No. 121, dated March 22, 2025, the Government transferred its ownership of 51,602,353,559 Series B shares, representing 52.09% of the Company's total shares, to PT Biro Klasifikasi Indonesia (“BKI”) through “inbreng” capital contribution.

This share transfer was conducted in accordance with prevailing legal regulations, specifically:

(a)	Government Regulation Number 15 Year 2025 regarding the Addition of Capital Participation of the Republic of Indonesia into the Share Capital of BKI for the Establishment of an Operational Holding;
(b)	Government Regulation Number 16 Year 2025 regarding the State Capital Participation of the Republic of Indonesia into the Daya Anagata Nusantara Investment Management Agency (“Danantara”).

BKI, as the transferee, serves as the Operational Holding Company, with all of its shares owned by the Government through the Minister of State-Owned Enterprises and Danantara. The Government retains its position as the Company's Ultimate Beneficial Owner through its direct ownership of 1 Series A Dwiwarna share with special rights and its indirect ownership of BKI's Series B shares through Danantara. Based on Notarial Deed of Jose Dima Satria, S.H., M.Kn., No. 163, dated May 23, 2025, BKI changed its name to DAM.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

22.	OTHER EQUITY

	2025	2024
Difference from the acquisition of non-controlling
interests in subsidiaries	8.364	8,364
Exchange rate translation adjustment	1.462	1,102
Effect of changes in associates’ equity	386	386
Unrealized gain on available-for-sale securities	10	9
Other equity components	37	37
Total	10.259	9,898

23.	REVENUES

The Group derives revenues in the following major product lines:

2025	B2C	B2B Infra	B2B ICT	Internasional	Others	Consolidated revenue
Data, internet, and information
technology service revenues
Cellular data and internet	71,289	-	-	-	-	71,289
Internet, data communication, and
information technology services	440	1,107	10,817	1,843	10	14,217
Others	48	1,237	505	159	2,589	4,538
Total data, internet, and information
technology service revenues	71,777	2,344	11,322	2,002	2,599	90,044
IndiHome revenues	26,119	-	-	-	-	26,119
Interconnection revenues	386	1,345	-	7,241	-	8,972
Telephone revenues
Cellular	4,229	-	-	171	-	4,400
Fixed lines	-	88	484	-	-	572
SMS	3,143	-	20	-	-	3,163
Total telephone revenues	7,372	88	504	171	-	8,135
Network revenues	3	1,739	677	1,226	-	3,645
Other services
E-payment	-	-	-	-	1,684	1,684
Manage service and terminal	-	-	1,201	25	-	1,226
Call center service	-	-	1,154	-	-	1,154
E-health	-	-	-	-	-	-
Others	241	538	442	8	1,659	2,888
Total other services	241	538	2,797	33	3,343	6,952
Total revenues from
contract with customer	105,898	6,054	15,300	10,673	5,942	143,867
Revenues from lessor transactions	-	2,875	-	-	-	2,875
Total revenues	105,898	8,929	15,300	10,673	5,942	146,742

As restated
2024	B2C	B2B Infra	B2B ICT	Internasional	Others	Consolidated revenue
Data, internet, and information
technology service revenues
Cellular data and internet	72,639	-	-	-	-	72,639
Internet, data communication, and
information technology services	-	1,122	11,314	1,651	17	14,104
Others	134	834	578	260	1,984	3,790
Total data, internet, and information
technology service revenues	72,773	1,956	11,892	1,911	2,001	90,533
IndiHome revenues	26,262	-	-	-	-	26,262
Interconnection revenues	363	1,193	-	7,631	-	9,187
Telephone revenues
Cellular	6,077	-	-	183	-	6,260
Fixed lines	-	82	397	-	-	479
SMS	3,791	-	14	-	-	3,805
Total telephone revenues	9,868	82	411	183	-	10,544
Network revenues	3	1,538	648	990	-	3,179
Other services
E-payment	14	-	-	-	1,286	1,300
Call center service	-	-	1,255	-	-	1,255
Manage service and terminal	-	1	1,039	5	-	1,045
E-health	-	-	-	-	767	767
Others	379	381	496	12	1,598	2,866
Total other services	393	382	2,790	17	3,651	7,233
Total revenues from
contract with customer	109,662	5,151	15,741	10,732	5,652	146,938
Revenues from lessor transactions	-	3,029	-	-	-	3,029
Total revenues	109,662	8,180	15,741	10,732	5,652	149,967

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

23.	REVENUES (continued)

The Group derives revenues in the following major product lines:

Management expects that most of the transaction price allocated to the unsatisfied contracts as of  December 31, 2025 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2025, which management expects to be realised within one year is Rp8,512 billion, and more than one year is Rp5,453 billion.

The Group entered into non-cancellable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 29 years and with expiry dates between 2026 and 2039. Periods may be extended based on the agreement by both parties.

Refer to Note 32 for details of related parties transactions.

24.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2025	2024
Salaries and related benefits	9,411	9,457
Vacation pay, incentives, and other benefits	3,784	4,214
Pension and other post-employment
benefits (Note 30)	1,854	1,691
Early retirement program	937	1,186
LSA expense (Note 31)	284	226
Others	92	33
Total	16,362	16,807

Refer to Note 32 for details of related parties transactions.

25.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2025	2024
Operation and maintenance	23,478	24,365
Radio frequency usage charges (Note 35c.i)	7,746	7,687
Leased lines and Customer Premise
Equipment ("CPE")	4,474	3,422
Concession fees and USO charges (Note 15)	2,885	2,933
Electricity, gas, and water	1,051	1,097
Cost of SIM cards, vouchers, and
sales of peripherals (Note 7)	532	584
Project management	445	427
Insurance	335	308
Vehicles rental and supporting facilities	164	271
Others (each below Rp100 billion)	124	108
Total	41,234	41,202

Refer to Note 32 for details of related parties transactions.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

26.	GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2025	2024
General expenses	2,241	2,448
Allowance for expected credit losses
trade receivables (Note 5)	1,465	904
Professional fees	824	855
Training, education, and recruitment	358	453
Traveling	343	421
Meeting	307	390
Social contribution	301	233
Collection expenses	291	194
Others (each below Rp100 billion)	471	327
Total	6,601	6,225

Refer to Note 32 for details of related parties transactions.

27.	TAXATION

a.	Prepaid income taxes
	2025	2024
The Company:
Income Tax
Article 23 - Withholding tax on service delivery	-	260
Subsidiaries:
Income Tax
Corporate income tax	4	1
Article 4(2) - Final tax	16	17
Article 23 - Withholding tax on service delivery	55	79
VAT	1,587	2,076
Total prepaid taxes	1,662	2,433
Current portion	(1,662)	(2,433)
Non-current portion	-	-

b.	Claims for tax refund

	2025	2024
The Company
Income Tax
Corporate income tax	663	641
Article 21 - Individual income tax	42	154
VAT	746	168
Subsidiaries
Income Tax
Corporate income tax	1,806	1,553
Article 21 - Individual income tax	6	7
Article 23 - Withholding tax on service delivery	60	-
VAT	990	706
Total claims for tax refund	4,313	3,229
Current portion	(317)	(411)
Non-current portion (Note 13)	3,996	2,818

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

c.	Taxes payable

	2025	2024
The Company:
Income taxes
Article 4(2) - Final tax	31	11
Article 21 - Individual income tax	2	1
Article 22 - Withholding tax on goods delivery
and imports	1	1
Article 23 - Withholding tax on services	46	45
Article 25 - Installment of corporate income tax	-	78
VAT	304	109
VAT - Tax collector	185	114
	569	359
Subsidiaries:
Income taxes
Article 4(2) - Final tax	219	644
Article 21 - Individual income tax	52	160
Article 22 - Withholding tax on goods delivery
and imports	5	6
Article 23 - Withholding tax on services	183	33
Article 25 - Installment of corporate income tax	52	587
Article 26 - Withholding tax on non-resident income	14	178
Article 29 - Corporate income tax	317	203
VAT	147	473
VAT - Tax collector	467	650
	1,456	2,934
Total taxes payable	2,025	3,293

d.	The components of consolidated income tax expense (benefit) are as follows:
	2025	2024
		(As restated)
Current
The Company	1,017	905
Subsidiaries	6,588	6.730
	7,605	7.635
Deferred
The Company	(489)	316
Subsidiaries	(472)	167
	(961)	483
Net income tax expense	6,644	8.118

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.TAXATION (continued)

d.	The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for years ended December 31, 2025 and 2024 are as follows:

	2025	2024
		(As restated)
Profit before income tax consolidation	31,102	37,615
Add back consolidation eliminations	24,739	25,590
Consolidated profit before income tax and eliminations	55,841	63,205
Less: profit before income tax of the subsidiaries	(37,007)	(38,949)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	18,834	24,256
Less: income subject to final tax	(1,156)	(801)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	17,678	23,455
Temporary differences:
Allowance for expected credit losses	(273)	(324)
Deferred installation fee	(31)	17
Leases	(1)	7
Provision for employee benefits	116	(127)
Land rights, intangible assets, and other	24	67
Net periodic pension and other post-employment
benefits costs	777	(175)
Difference between accounting and tax bases
of property and equipment	1,870	(1,157)
Accrued expenses	-	(127)
Others	26	(7)
Net temporary differences	2,508	(1,826)
Permanent differences:
Net periodic post-retirement health care benefit costs	282	282
Donations	172	211
Employee benefits	11	14
Expense related to income subject to final tax	407	242
Equity in net income of associates and subsidiaries	(16,576)	(18,342)
Other expense from tax assesment result	47	69
Others	88	95
Net permanent differences	(15,569)	(17,429)
Taxable income of the Company	4,617	4,200
Current corporate income tax expense	878	798
Final income tax expense	139	107
Total current income tax expense of the Company	1,017	905
Current income tax expense of the subsidiaries	6,588	6,730
Total current income tax expense	7,605	7,635

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

d.	The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2025	2024
		(As restated)
Profit before income tax consolidation	31,102	37,615
Less consolidated income subject to final tax - net	(8,471)	(7,598)
	22,631	30,017

Income tax expense calculated at the Company’s
applicable statutory tax rate	4,300	5,703
Difference in applicable statutory tax rate for
subsidiaries	657	738
Non-deductible expenses	1,295	1,229
Final income tax expense	138	107
Deferred tax adjustment	295	(4)
Unrecognized deferred tax	39	8
Others	(80)	337
Net income tax expense	6,644	8,118

In Law No. 7 of 1983 concerning Income Tax as amended several times, most recently by Law No. 6 of 2023 concerning Stipulation of Government Regulations in Lieu of Law No. 2 of 2022 concerning Job Creation becomes Law, Article 17 paragraph (1) letter b which stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 fiscal year, and in article 17 paragraph (2b) stipulates that for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company applied the tax rate of 19% for the years ended December 31, 2025 and 2024. The subsidiaries applied the tax rate of 22% for the years ended December 31, 2025 and 2024.

The Company has submitted its Annual Corporate Income Tax Return for the 2024 fiscal year on April 30, 2025 to the Tax Authority in accordance with the applicable tax regulations.

e.	Tax assessments

(i)	The Company

In the year ended December 31, 2024, the Company received a number of tax assessments from tax audits for the 2019, 2020 and 2021 fiscal years, and from these tax assessments the Company received a net refund of Rp7.7 billion after being deducted by other types of tax collection letters and assessments. In addition to the restitution from the tax audit results, the Company also received a restitution of Rp37.9 billion for the decision to approve the cancellation of the 2015 and 2016 VAT Tax Collection Letters.

In July 2024, the Company received a Field Audit Notification Letter for all types of taxes in 2023. In September 2024, the Company received a VAT Field Audit Notification Letter for 2022.

In June 2025, the Company received a number of tax assessments resulting from the 2023 tax audit. In August 2025, from all tax assessments, the Company received a net refund amounting to Rp589.1 billion after deducting other types of tax collection letters and assessments. In August 2025, the Company received a Tax Underpayment Assessment Letters ("SKPKB") of VAT audit results for 2022 fiscal year amounting to Rp10.1 billion (including tax fine).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

e.	Tax assessments (continued)

(i)	The Company (continued)

In August 2025, the Company received a Field Audit Notification Letter for all 2024 taxes.

In October 2025, the Company received a tax objection decision letter rejecting the Company’s objection of the 2019 and 2020 tax assessments amounting of Rp35.7 billion. The Company is currently in the process of appealing the 2019 and 2020 tax dispute. As of the issuance of these consolidated financial statements, the tax audit process for the 2024 tax year and the appeal process for the 2019 and 2020 tax dispute are still ongoing.

(ii)	Telkomsel

As of December 31, 2025, Telkomsel has a number of tax assessments that are in the appeal process. The details of claims for tax refund, both associated with tax assessments or that have not been determined by the Tax Authority, including tax assessment exposure that are not accompanied by tax claims by Telkomsel, are as follows:

	2025
	Objection	Appeal	Others	Total
Claims for tax refund which are not yet
confirmed by the Tax Authority
Telkomsel
Corporate Income Tax
2025 fiscal year	-	-	261	261
2024 fiscal year	-	-	791	791
Subsidiaries
VAT
2025 fiscal year	-	-	46	46
Withholding tax
2025 fiscal year	-	-	1	1

Tax assessment with claims for
tax refund
Corporate Income Tax
2018 fiscal year	-	35	-	35
2015 fiscal year	-	294	-	294
2014 fiscal year	-	35	-	35
Witholding tax
2015 fiscal year	-	-	0	0
	-	364	1,099	1,463
Tax assesment with no associated
claims for tax refund
Corporate Income Tax
2023 fiscal year	1,623	-	-	1,623
Withholding tax
2023 fiscal year	12,844	-	-	12,844
	14,467	-	-	14,467

For the year ended December 31, 2025, Telkomsel received a number of SKPKB for VAT for the fiscal years 2021 to 2023 amounting to Rp606 billion (including sanctions of Rp181 billion), as well as for Income Tax Article 23 and Corporate Income Tax for the fiscal year 2023 amounting to Rp12,844 billion (including sanctions of Rp3,823 billion) and Rp1,623 billion (including sanctions of Rp445 billion), respectively. In relation to the underpayment of VAT, where Telkomsel acts as a Tax Collector, Telkomsel accepted the entire amount of the tax underpayment and recorded a penalty of Rp181 billion as a tax expense in the 2025 consolidated income statement, and compensated the principal VAT underpayment of Rp425 billion as a VAT tax credit in 2025. In relation to the underpayment of Income Tax Article 23 and Corporate Income Tax for the 2023 fiscal year, Telkomsel has strong technical arguments to support its tax position and believes that it has complied with the provisions of the applicable tax laws and regulations, therefore Telkomsel considers that no provision is necessary for the underpayment of tax. Telkomsel has filed an objection to the Directorate General of Taxes on December 10, 2025. As of the date of issuance of these consolidated financial statements, the results of the objection have not been received.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

e.Tax assessments (continued)

(ii)	Telkomsel (continued)

Management believes that Telkomsel has a strong ground to defend its position inherent in the claims for tax refund. Therefore, Telkomsel determines that such allowance is not necessary.

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Deferred tax asset and liabilities			(Charged) credited to
	in financial position			profit or loss
	2025	2024	2023	2025	2024
		(As restated)	(As restated)		(As restated)

The Company
Allowance for expected credit losses	718	770	831	(52)	(61)
Net periodic pension and other
post-employment benefit costs	1,001	781	822	148	(34)
Difference between accounting and tax
bases of property and equipment	2,519	1,894	2,082	367	(189)
Provision for employee benefits	298	276	299	22	(23)
Deferred installation fee	19	25	21	(6)	4
Land rights, intangible assets and others	47	42	29	5	13
Accrued expenses	-	-	24	-	(24)
Leases	1	1	-	-	1
Others	78	73	76	5	(3)
Total deferred tax assets - net	4,681	3,862	4,184	489	(316)
Telkomsel
Provision for employee benefits	1,698	1,445	1,385	241	160
Allowance for expected credit losses	571	324	205	247	119
Leases	15	481	554	(466)	(73)
Contract liabilities	399	370	400	29	(30)
Fair value measurement of financial
instruments	(8)	(8)	-	-	(8)
Difference between accounting and tax bases of
property and equipment	(857)	(1,361)	(1,228)	504	(133)
License amortization	(195)	(174)	(171)	(21)	(3)
Contract costs	(6)	(23)	(46)	17	23
Other financial instruments	(270)	(242)	(165)	(28)	(77)
Deferred tax assets (liabilities) of Telkomsel - net	1,347	812	934	523	(22)
Deferred tax assets of the other subsidiaries - net	575	680	704	(99)	(15)
Deferred tax liabilities of the other subsidiaries - net	(1,233)	(992)	(841)	48	(130)
Deferred tax expense (benefit)				961	(483)
Total deferred tax assets - net	6,603	5,354	5,822
Total deferred tax liabilities - net	(1,233)	(992)	(841)

As of December 31, 2025 and 2024 the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities are not recognized were Rp28,516 billion and Rp84,310 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

g.Administration

In December 2024, the Government issued Decree of the Minister of Finance Number 465 of 2024 concerning the Implementation of the Core System of Tax Administration and Regulation of the Minister of Finance concerning Tax Provisions in the Framework of Implementing the Core System of Tax Administration No. 81 of 2024. In order to realize the aspect of justice in society, at the end of December 2024 the Government issued Regulation of the Minister of Finance Number 131 of 2024 concerning Value Added Tax Treatment on Imports of Taxable Goods, Delivery of Taxable Goods, Delivery of Taxable Services, Utilization of Intangible Taxable Goods from Outside the Customs Area within the Customs Area, and Utilization of Taxable Services from Outside the Customs Area within the Customs Area (PMK 131/2024) which is effective as of January 1, 2025. PMK 131/2024 regulates that on the Import and/or delivery of Taxable Goods within the Customs Area by Entrepreneurs other than Taxable Goods classified as luxury, delivery of Taxable Services within the Customs Area by Entrepreneurs, utilization of Intangible Taxable Goods from outside the Customs Area within the Customs Area, utilization of Taxable Services from outside the Customs Area within the Customs Area, Tax is payable VAT is calculated by multiplying the 12% (twelve percent) rate by the Taxable Base, which is another value.

The issuance of PMK 131/2024 is in accordance with Law Number 7 of 2021 concerning the Harmonization of Tax Regulations (HPP Law), which stipulates that a VAT rate of 12% will be implemented no later than January 1, 2025. In February 2025, the Government issued Minister of Finance Regulation Number 11 of 2025 concerning Provisions on Other Values as Taxable Bases and Certain Amounts of Value Added Tax. The Company ensures coordination with relevant units, the IT Team and tax authorities to ensure smooth tax administration processes conducted through the Tax Administration Core System application, as well as the provisions for using other values as VAT Taxable Bases.

In response to the implementation of the Organisation for Economic Co-operation and Development (“OECD”) Pillar Two framework, on December 31, 2024, Indonesian Government implemented Pillar Two framework through Regulation of the Minister of Finance No. 136/2024 (PMK 136/2024). The Pillar Two model rules as implemented under PMK 136/2024 which came into effect on January 1, 2025.

PMK 136/2024 applies new taxing mechanisms under which a Multinational Enterprises (“MNE”) would pay a top-up tax in a jurisdiction whenever the effective tax rate, determined on a jurisdictional basis under the Pillar Two rules is below a 15% minimum rate. PMK 136/2024 sets out the mechanics for determining which entity or entities in an MNE Group should apply the top-up tax and the portion of such tax that is charged to each relevant entity.

The Group has conducted an analysis based on applicable tax regulations and identified potential top-up tax for constituent entities operating in the jurisdiction of Timor Leste. The Group believes, based on the results of the analysis, that the impact of these potential top-up tax is not material to the consolidated financial statements for the year ended December 31, 2025.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

g.	Administration (continued)

Related to the implementation of the provisions of Article 222 of the Minister of State-owned Enterprise Regulation Number PER-2/MBU/03/2023 concerning Guidelines for Governance and Significant Corporate Activities of State-owned Enterprise. State-owned enterprise is required to convey the realization of contributions to the state (cash basis). Details of contributions to the state as of December 31, 2025 are as follow:

2025
Tax
Income tax	18,120
VAT and VAT on luxury goods	13,457
Import/exit duties, customs, and stamp duties	23
Regional taxes and levies, including
property tax for urban and rural	96
Total tax contribution	31,696

Non-tax contribution
Dividend	10,964
Other non-tax contribution	10,221
Total other non-tax contribution	21,185

Total contribution to the state	52,881

28.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp17,814 billion and Rp22,403 by the weighted average number of shares outstanding during the year totaling to 99,061,024,659 shares for the years ended December 31, 2025 and 99,062,216,600 shares for the years ended December 31, 2024 (as restated), respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the period.

Basic earnings per share amounting to Rp179.83 and Rp226.15 (in full amount) for the years ended December 31, 2025 and 2024 (as restated), respectively. The Company does not have potentially dilutive financial investments for the years ended December 31, 2025 dan 2024 (as restated).

29.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 52 dated   May 27, 2025 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2024 amounting to Rp21,047 billion (Rp212.47 per share). The Company paid cash dividend on June 19, 2025.

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 04 dated   May 3, 2024 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2023 amounting to Rp17,683 billion (Rp178.50 per share). The Company paid cash dividend on May 29, 2024.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2025 and 2024 is Rp15,337 billion, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2025	2024
Pension benefit and other post-employment
benefit obligations
Pension benefit program
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	3,725	3,543
Additional pension benefit obligation	30a.i.a.ii	42	42
The Company - unfunded	30a.i.b	216	215
Telkomsel	30a.ii	5,978	4,950
Projected pension benefit obligations		9,961	8,750
Net periodic post-employment health care
benefit	30b	1,708	1,550
Other post-employment benefit	30c	187	175
Long service employee benefit	30d	1	1
Obligation under the Labor Law	30e	1,139	1,064
Total		12,996	11,540

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2025	2024
Pension benefit cost
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	357	518
Additional pension benefit obligation	30a.i.a.ii	3	3
The Company - unfunded	30a.i.b	25	(27)
Telkomsel	30a.ii	978	663
Total periodic pension benefit cost	24	1,363	1,157
Net periodic post-employment health care
benefit cost	24,30b	281	282
Other post-employment benefit cost	24,30c	17	20
Long service employee benefit cost	24,30d	1	0
Labor Law employee benefit cost	24,30e	192	232
Total		1,854	1,691

The amounts recognized in OCI are as follows:

	Notes	2025	2024
Defined benefit plan actuarial gain (loss)
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	(381)	72
Additional pension benefit obligation	30a.i.a.ii	(1)	1
The Company - unfunded	30a.i.b	14	(53)
Telkomsel	30a.ii	(77)	420
Total periodic pension benefit cost		(445)	440
Post-employment health care benefit cost	30b	123	202
Other post-employment benefit cost	30c	(6)	6
Long service employee benefit cost	30c	-	0
Labor Law employee benefit cost	30e	5	107
Sub-total		(323)	755
Deferred tax effect at the applicable tax rates		87	(120)
Defined benefit plan actuarial gain (loss) -
net of tax		(236)	635

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in projected pension benefit obligation and post-employment health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2025 and 2024, under the defined benefit pension plan:

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2025	22,377	(18,834)	6,089	(1,139)	14,152	(12,602)	10,043

Service costs	177	-	332	-	-	-	509
Past service costs	-	-	294	-	-	-	294
Interest costs (income)	1,500	(1,271)	406	(55)	970	(862)	688
Plan administration cost	(110)	110	-	1	-	173	174
Cost recognized in the consolidated
statement of profit or loss	1,567	(1,161)	1,032	(54)	970	(689)	1,665

Actuarial (gain) loss on:
Experience adjustments	(17)	-	(187)	-	(66)	-	(270)
Changes in demographic assumptions	(1)	-	-	-	0	-	(1)
Changes in financial assumptions	1,053	-	261	-	478	-	1,792
Return on plan assets
(excluding amount included in
net interest expense)	-	(654)	-	3	-	(535)	(1,186)
Cost recognized in OCI	1,035	(654)	74	3	412	(535)	335

Employer’s contributions	-	(605)	-	(27)	-	-	(632)
Pension plan participants’ contributions	10	(10)	1	(1)	-	-	-
Benefits paid from plan assets	(1,843)	1,843	-	-	(584)	584	-
Benefits paid by employer	(17)	17	(288)	288	-	-	-
Past benefits paid by employer	-	-	(221)	221	-	-	-
Balance, December 31, 2025	23,129	(19,404)	6,687	(709)	14,950	(13,242)	11,411
Projected pension benefit
obligation at end of year	3,725		5,978		1,708		11,411

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2024	23,718	(20,052)	5,796	(1,070)	14,624	(13,154)	9,862

Service costs	279	-	346	-	-	-	625
Transferred employees costs	(2)	1	2	(2)	-	-	(1)
Interest costs (income)	1,533	(1,304)	381	(65)	966	(866)	645
Plan administration cost	(115)	115	-	1	-	182	183
Additional welfare benefits	34	-	-	-	-	-	34
Cost recognized in the consolidated
statement of profit or loss	1,729	(1,188)	729	(66)	966	(684)	1,486

Actuarial (gain) loss on:
Experience adjustments	(609)	-	(121)	-	65	-	(665)
Changes in demographic assumptions	(1)	-	-	-	0	-	(1)
Changes in financial assumptions	(491)	-	(314)	-	(863)	-	(1,668)
Return on plan assets
(excluding amount included in
net interest expense)	-	1,029	-	15	-	596	1,640
Cost recognized in OCI	(1,101)	1,029	(435)	15	(798)	596	(694)

Employer’s contributions	-	(558)	-	(18)	-	-	(576)
Pension plan participants’ contributions	13	(13)	1	(1)	-	-	-
Benefits paid from plan assets	(1,948)	1,948	(2)	1	(640)	640	(1)
Benefits paid by employer	(34)	-	-	-	-	-	(34)
Balance, December 31, 2024	22,377	(18,834)	6,089	(1,139)	14,152	(12,602)	10,043
Projected pension benefit
obligation at end of year	3,543		4,950		1,550		10,043

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in unfunded projected pension benefit obligations, additional pension benefit obligations, other post-employment benefit obligations and obligations under the Labor Law, changes in additional pension benefit plan assets, and net amount recognized in the consolidated statements of financial position as of December 31, 2025 and 2024, under the defined benefit pension plan:

					The Company
	The Company				and its subsidiaries
			Other
	Additional		post-employment	Long service	Obligations
	pension benefit		benefit	employee	under
	obligations	Unfunded	obligations	benefit	the Labor Law	Total
Balance, January 1, 2025	42	215	175	1	1,064	1,497

Service costs	0	10	5	1	134	150
Past service costs	-	-	-	-	(10)	(10)
Interest costs	3	15	12	-	68	98
Cost recognized in the consolidated
statement of profit or loss	3	25	17	1	192	238

Actuarial (gain) loss recognized in OCI	1	(14)	6	-	(5)	(12)
Benefits paid by employer	(4)	(10)	(11)	(1)	(68)	(94)
Divestment	-	-	-	-	(44)	(44)
Balance, December 31, 2025	42	216	187	1	1,139	1,585

					The Company
	The Company				and its subsidiaries
			Other
	Additional		post-employment	Long service	Obligations
	pension benefit		benefit	employee	under
	obligations	Unfunded	obligations	benefit	the Labor Law	Total
Balance, January 1, 2024	44	258	244	1	1,005	1,552

Service costs	0	9	6	0	204	219
Past service costs	-	-	1	-	18	19
Interest costs	3	14	13	-	10	40
Transferred employees costs	(0)	(0)	(0)	-	(0)	(0)
Early retirement settlement costs	-	(50)	0	(0)	(0)	(50)
Cost recognized in the consolidated
statement of profit or loss	3	(27)	20	0	232	228

Actuarial (gain) loss recognized in OCI	(1)	53	(6)	(0)	(107)	(61)
Benefits paid by employer	(4)	(69)	(83)	-	(62)	(218)
Divestment	-	-	-	-	(4)	(4)
Balance, December 31, 2024	42	215	175	1	1,064	1,497

a.	Pension benefit program

i.	The Company

(a)	Funded pension plan

(i)	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp605 billion and Rp558 billion, for the years ended December 31, 2025 and 2024, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit program (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

As of December 31, 2025 and 2024, plan assets consist of:

	2025		2024
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,255	-	921	-
Equity instruments:
Financials	1,004	-	1,265	-
Consumer non-cyclicals	325	-	48	-
Basic material	383	-	203	-
Infrastructures	431	-	510	-
Energy	175	-	146	-
Technology	91	-	91	-
Industrials	268	-	239	-
Consumer cyclicals	60	-	448	-
Properties and real estate	75	-	110	-
Healthcare	141	-	175	-
Transportation and logistic	7	-	4	-
Equity-based mutual fund	74	-	193	-
Fixed income instruments:
Corporate bonds	-	2,031	-	2,034
Government bonds	11,191	-	10,608	-
Fixed income mutual funds ("RDPT")	-	-	-	66
Index mutual funds	14	-	-	-
Medium-term notes ("MTN")	-	105	-	100
Asset-backed securities ("EBA")	-	5	-	7
Sukuk	-	980	-	935
Non-public equity:
Direct placement	-	359	-	377
Property	-	204	-	202
Others	-	495	-	356
Total	15,494	4,179	14,961	4,077

Pension plan assets include Series B shares issued by the Company with fair values totaling to Rp256 billion and Rp294 billion, representing 1.32% and 1.54% of total plan assets as of December 31, 2025 and 2024, respectively, and bonds issued by the Company with fair value totaling to Rp248 billion and Rp338 billion representing 1.28% and 1.78% of total plan assets as of December 31, 2025 and 2024, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit program (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,924 billion and Rp275 billion for the years ended December 31, 2025 and 2024, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (“FSR”) is above 105%. Based on Dapen’s financial statements as of December 31, 2025 and 2024, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

Based on the Company Regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates those retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than  Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million. In 2025 and 2024, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp17 billion and Rp34 billion, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2025 and 2024, with reports dated April 15, 2026 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	6.50%	7.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

(ii)	Additional pension benefit obligation

Based on the Company Regulations issued on September 30, 2022, regarding the Regulations on Pension Funds from Telkom Pension Funds, the Company organizes a Defined Contribution Other Benefit Program (“PMLIP”) in the form of Additional Benefits. PMLIP participants are entitled to receive Periodic Pension Benefits every month in accordance with the provisions in the Pension Fund Regulations. Additional Benefit Funds are sourced from Employer Additional Benefit contributions and provision for investment development proceeds if the FSR is achieved above 102% and the rate of Return on Investment (“ROI”) is above the actuarial interest rate for funding. The employer's additional benefit contribution for each PMLIP participant is set at  Rp120 thousand for a 12-month contribution period which is calculated proportionally according to the amount received.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit program (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(ii)	Additional pension benefit obligation (continued)

The actuarial valuation for additional pension benefit plan was performed based on the measurement date as of December 31, 2025 and 2024, with reports dated  April 15, 2026 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for  December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	6.50%	7.00%
Indonesian mortality table	2019	2019

Additional pension benefit obligation has been set aside since 2018 according to the approval by the Oversight Board. As of December 31, 2025, there are no additional obligations set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

(b)	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp48 billion and Rp52 billion, for the years ended December 2025 and 2024, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning  February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as  pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The actuarial valuation for the unfunded defined benefit pension plan was performed, based on the measurement date as of December 31, 2025 and 2024, with reports dated April 15, 2026 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary as of December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	6.25%	7.00%
Rate of compensation increases	6.00%-8.00%	6.00%-8.00%
Indonesian mortality table	2019	2019

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit program (continued)

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by  PT Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking responsibility for the full amount of the contributions.

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the Cash Value (“CV”) at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% cut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by PT Asuransi Jiwa IFG (“IFG Life”) when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. As of November 30, 2023, the cash fund had been completely taken over by IFG Life with no changes was applied to the terms of the plan and cash value being transferred at the transfer date, and accordingly, the restructuring agreement was terminated.

On June 27, 2023, the Company and Telkomsel signed an agreement regarding Dapen to appoint Telkomsel as a Partner of the Company as the sole Founder, which resulted in rights and obligations to Telkomsel as governed in the Pension Fund Agreement effective from the business transfer of IndiHome consumer business segment to Telkomsel.

Effective from the business transfer of IndiHome consumer business segment to Telkomsel, Telkomsel sponsors a defined benefit pension plan for transferring employees hired prior to  July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Dapen. Dapen is managed in accordance with the Pension Fund and Investment Directives Regulations, which is determined by the Company as the Founder and is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board, appointed by the Founder.

The pension benefits are paid based on the participating employee’s latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% of their basic salaries to the pension fund. Telkomsel’s contribution to the pension fund for the year ended December 31, 2025 was amounting to Rp27 billion (2024: Rp18 billion).

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2025 and 2024 with reports dated February 13, 2026 and March 6, 2025, respectively, by KKA Halim and Partner, an independent actuary in association with Milliman. The principal actuarial assumptions used by the independent actuary as of December 31, 2025 and 2024, are as follows:

	2025	2024
Discount rate	6.30%	7.10%
Rate of compensation increases	7,00%-8,00%	7,25%-8,00%
Indonesian mortality table	2019	2019

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from  November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, plan assets consists of:

	2025		2024
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	700	-	375	-
Equity instruments:
Financials	983	-	1,070	-
Consumer non-cyclicals	300	-	78	-
Basic material	276	-	197	-
Infrastructures	500	-	517	-
Energy	238	-	164	-
Technology	62	-	43	-
Industrials	296	-	242	-
Consumer cyclicals	95	-	355	-
Properties and real estate	79	-	96	-
Healthcare	99	-	118	-
Transportation and logistic	3	-	4	-
Equity-based mutual funds	326	-	313	-
Fixed income instruments:
Government obligations	2,321	-	1,837	-
Corporate obligations	447	-	196	-
Fixed income mutual funds	5,972	-	6,484	-
Exchange Traded Fund ("ETF")	35	-	24	-
Index mutual funds	-	-	5	-
Unlisted shares:
Private placement	-	535	-	507
Total	12,732	535	12,118	507

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totaling Rp251 billion and Rp217 billion, representing 1.89% and 1.72% of total plan assets as of December 31, 2025 and 2024, respectively. Bonds issued by The Company with a fair value of Rp99 billion and Rp69 billion each represent 0.74% and 0.55% of total assets as of  December 31, 2025 and 2024. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,397 billion and Rp270 billion for the years ended December 31, 2025 and 2024, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2025 and 2024, with reports dated April 15, 2026 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	6.75%	7.00%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Indonesian mortality table	2019	2019

c.	Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2025 and 2024, with reports date April 15, 2026 and  March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	6.00%	7.00%
Indonesian mortality table	2019	2019

d.	Long service employee benefits

The Company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2025 and 2024 amounted to Rp1 billion and Rp1 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp1 billion and Rp1 billion for the years ended December 31, 2025 and 2024, respectively.

e.	Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2025 and 2024 amounted to Rp1,139 billion and Rp1,064 billion, respectively. The related pension empoyee benefits cost charged to expense amounted to  Rp192 billion and Rp232 billion for the years ended December 31, 2025 and 2024, respectively. The actuarial gain in OCI amounted to Rp5 billion and Rp107 billion for the years ended  December 31, 2025 and 2024, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2025 and 2024 are as follows:

	Expected Benefits Payment
	The Company
	Funded				Post-	Other
	Defined	Additional			employment	post-	Obligation
	pension benefit	pension benefit			health care	employment	under
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	the Labor Law

2025
Within next 10 years	20,124	38	253	6,688	8,654	200	1,848
Within 10-20 years	14,464	27	95	9,486	13,671	119	5,030
Within 20-30 years	8,069	13	195	5,080	13,558	60	3,243
Within 30-40 years	2,667	4	6	77	7,185	1	238
Within 40-50 years	430	1	-	-	1,800	-	-
Within 50-60 years	26	-	-	-	281	-	-
Within 60-70 years	0	-	-	-	52	-	-
Within 70-80 years	-	-	-	-	5	-	-

Weighted average
duration of DBO	8.11 years	8.11 years	6.28 years	10 years	16.34 years	5.04 years	11.35 years

2024
Within next 10 years	20,107	39	277	5,933	8,159	202	1,857
Within 10-20 years	15,035	28	110	9,831	13,330	118	4,874
Within 20-30 years	8,744	15	212	5,603	13,966	66	3,369
Within 30-40 years	3,079	5	20	93	7,931	2	319
Within 40-50 years	539	1	-	-	2,142	-	-
Within 50-60 years	37	-	-	-	340	-	-
Within 60-70 years	1	-	-	-	62	-	-
Within 70-80 years	-	-	-	-	7	-	-

Weighted average
duration of DBO	8.16 years	8.16 years	6.48 years	10.47 years	16.75 years	5.18 years	11.29 years

g.	Sensitivity Analysis

As of December 31, 2025 and 2024, 1% change in discount rate and rate of compensation would have effect on DBO, are as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
2025
Funded:
Defined pension benefit obligation	(1,885)	2,205	139	(134)
Unfunded	(10)	11	12	(11)
Telkomsel	(492)	558	595	(534)
Post-employment health care benefits	(1,738)	2,118	2,020	(1,693)
Other post-employment benefits	(9)	10	3	(3)
Obligation under the Labor Law	(93)	100	135	(124)

2024
Funded:
Defined pension benefit obligation	(1,809)	2,113	153	(146)
Unfunded	(11)	12	13	(12)
Telkomsel	(434)	492	531	(475)
Post-employment health care benefits	(1,666)	2,036	1,948	(1,628)
Other post-employment benefits	(9)	10	3	(3)
Obligation under the Labor Law	(71)	94	99	(77)

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

g.	Sensitivity Analysis (continued)

The sensitivity analysis was determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

31.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation  using the Projected Unit Credit method amounted to Rp1,308 billion and Rp1,192 billion as of  December 31,  2025 and 2024, respectively. The related benefit costs charged to expense amounted Rp284 billion and Rp226 billion for the years ended December 31, 2025 and 2024, respectively  (Note 24).

32.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts or transactions with related parties

Details of the nature of relationships and accounts or transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government
Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Garuda Indonesia (Persero) (“Garuda Indonesia”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, consultant expenses, medical expenses, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
Indonesia Financial Group	Entity under common control	Property and equipment insurance expenses and personal insurance expenses
Bahana TCW	Entity under common control	Mutual funds
Sarana Multi Infrastruktur	Entity under common control	Other borrowing and finance costs

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts or transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships parties	Nature of accounts/transactions
Other state-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipments
PT Omni Inovasi Indonesia Tbk. (“Omni Inovasi Indonesia”)	Associated company	Distribution of SIM cards and pulse reload voucher
PT Fintek Karya Nusantara (“Finarya”)	Associated company	Marketing expenses and distribution of SIM cards and pulse reload voucher
PT Kereta Cepat Indonesia China (“KCIC”)	Other related entities	Other telecommunication service revenue
Padi UMKM	Other related entities

Operational and maintenance expenses, collection fees, training expenses, internal security expenses, research and development expenses, printing expenses, meeting expenses, general and other administrative expenses, promotion expenses, advertising expenses, sales fees, customer education expenses, and marketing expenses

Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables as of December 31, 2025 and 2024 are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2025 and 2024, the Group recorded an (decrease) increase of impairment loss from trade receivables of related party amounted to (Rp29) billion and Rp29 billion, respectively.

b.	Significant transactions with related parties

The following table presents significant transactions with related parties:

	2025		2024
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	387	0.26	234	0.16
Entities under common control
Indosat	2,392	1.63	2,209	1.47
BNI	586	0.40	531	0.35
Pertamina	573	0.39	488	0.33
Bank Mandiri	243	0.17	308	0.21
BRI	184	0.13	228	0.15
Garuda Indonesia	105	0.07	57	0.04
Others (each below Rp100 billion)	287	0.20	373	0.25
Sub-total	4,370	2.99	4,194	2.80
Other related entities
KCIC	103	0.07	357	0.24
Others	49	0.03	47	0.03
Sub-total	152	0.10	404	0.27
Associated companies	0	0.00	0	0.00
Total	4,909	3.35	4,832	3.23

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

The following table presents significant transactions with related parties (continued):

	2025		2024
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	2,905	2.59	2,779	2.55
Indosat	712	0.63	644	0.59
Indonesia Financial Group	137	0.12	112	0.10
Others (each below Rp100 billion)	239	0.21	333	0.32
Sub-total	3,993	3.55	3,868	3.56
Other related entities
Padi UMKM	388	0.35	508	0.47
Others	61	0.05	77	0.07
Sub-total	449	0.40	585	0.54
Associated companies	98	0.09	109	0.10
Total	4,540	4.04	4,562	4.20

	2025		2024
		% of total		% of total
	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	346	20.83	371	27.14
Total	346	20.83	371	27.14

	2025		2024
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	-	-	1	0.02
Entities under common control
State-owned banks	1,400	26.89	1,329	25.52
Sarana Multi Infrastruktur	-	-	8	0.15
Total	1,400	26.89	1,338	25.69

	2025		2024
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipment
Entities under common control	42	0.17	29	0.12
Total	42	0.17	29	0.12

	2025		2024
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Associated companies
Finarya	76	0.05	100	0.08
Omni Inovasi Indonesia	-	-	371	0.26
Total	76	0.05	471	0.34

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties

The following table presents significant transactions with related parties:

	2025		2024
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	27,231	9.46	26,217	9.00
Other current financial
asset (Note 4)	642	0.22	1,031	0.35
Trade receivables
(Note 5)	2,040	0.71	2,350	0.81

Contract assets
Majority stockholder
Ministry of Finance	94	0.03	16	0.01
Entities under common control	210	0.07	193	0.07
Associated companies	1	0.00	1	0.00
Other related entities	4	0.00	3	0.00
Total	309	0.10	213	0.08

Other current asset	151	0.05	138	0.05
Other non-current asset	7	0.00	12	0.00

	2025		2024
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 15)
Majority stockholder
Ministry of Finance	7	0.01	17	0.01
Entities under common control
State-owned enterprises	281	0.20	317	0.23
Indosat	200	0.15	212	0.15
Sub-total	481	0.35	529	0.38
Associated companies	3	0.00	20	0.01
Other related entities	80	0.06	60	0.04
Total	571	0.42	626	0.44
Accrued expenses
Entities under common control
State-owned enterprises	279	0.20	209	0.15
State-owned banks	58	0.04	81	0.06
Others	1	0.00	-	-
Sub-total	338	0.24	290	0.21
Associated companies	7	0.01	1	0.00
Total	345	0.25	291	0.21
Contract liabilities
Majority stockholder
Ministry of Finance	58	0.04	90	0.07
Entities under common control
State-owned enterprises	698	0.51	474	0.35
Others	1	0.00	1	0.00
Sub-total	699	0.51	475	0.35
Associated companies	5	0.00	7	0.01
Other related entities
KCIC	1,023	0.75	1,113	0.81
Others	8	0.01	4	0.00
Sub-total	1,031	0.76	1,117	0.81
Total	1,793	1.31	1,689	1.24
Customer deposits	19	0.01	19	0.01
Short-term bank loans (Note 18)	1,490	1.09	5,554	4.05
Long-term bank loans (Note 19b)	22,717	16.55	15,943	11.62

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties

Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s Global System for Mobile (“GSM”) cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as enabling Indosat’s mobile customers to access the Company’s International Direct Dialing (“IDD”) service by dialing “007”.

Indosat's owner, Ooredoo, has merged with Tri, CK Hutchison Holdings (“CKHH”) by merging their companies into Indosat Ooredoo Hutchison. With this merger and the latest MoCI Regulation  No. 5 of 2021, the Company has amended the interconnection cooperation agreement for fixed-line networks (local, Sambungan Langsung Jarak Jauh ("SLJJ"), and international) and mobile networks on May 30, 2023 in order to implement cost-based tariff obligations based on the 2014 Interconnection Offering Document.

The Company also provides leased lines to Indosat and its subsidiaries, namely PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

e.	Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of the Board of Commissioners.

The Company provides remuneration in the form of salaries or honorarium and facilities to support the governance and oversight duties of the Board of Commissioners along with the leadership and management duties of the Directors. Total of such remuneration is as follows:

	2025		2024
		% of total		% of total
	Amount	expenses	Amount	expenses
Directors	579	0.52%	504	0.46%
Board of Commissioners	48	0.04%	176	0.16%

The amounts disclosed in the table above are amounts recognized as general and administration expense during the reporting periods.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS

In 2025, Management changed the basis for grouping the Group’s operating segments from a Customer Facing Unit (“CFU”) based approach to a business pillar based approach. This change was made to reflect how CODM reviews the performance of operating segments and allocates resources. In connection with this change, the segment information for the prior year has been restated to conform with the presentation of segment information in the current year.

The Group has identified five reportable segments, namely B2C, B2B Infra, B2B ICT,  International, and Others. There is no aggregation of operating segments in determining these reportable segments. The B2C segment comprises the provision of telecommunications services to individual and residential customers, including mobile and fixed broadband services. The B2B Infra segment comprises the provision, management, and maintenance of telecommunications infrastructure, including telecommunications towers, fiber optic networks, backbone infrastructure, data centers, and satellites. The B2B ICT segment comprises the provision of system integration services, information technology services, and digital solutions to corporate and institutional customers. The International segment comprises the provision of international connectivity and wholesale services to telecommunications operators and customers abroad. The Other segment comprises supporting business activities, including media and content services, business consulting and management services, trading and distribution, certain information technology services, as well as investment and other business development activities.

CODM reviews the performance of each segment based on the segment’s profit or loss, which is measured consistently with operating profit or loss in the consolidated financial statements. Segment revenues and expenses also include intersegment transactions. These transactions are eliminated upon consolidation and are determined based on prevailing market prices (on an arm’s length basis).

	2025
							Adjustment
						Total	and	Total
	B2C	B2B Infra	B2B ICT	International	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	105,898	8,929	15,300	10,673	5,942	146,742	-	146,742
Inter-segment revenues	3,255	47,661	3,814	1,493	23,155	79,378	(79,378)	-
Total segment revenues	109,153	56,590	19,114	12,166	29,097	226,120	(79,378)	146,742

Segment results	27,793	10,487	1,759	961	(4,491)	36,509	(5,407)	31,102
Other information
Capital expenditures	(11,980)	(10,042)	(1,473)	(1,086)	(233)	(24,814)	237	(24,577)
Depreciation and amortization	(21,704)	(15,894)	(3,156)	(718)	(613)	(42,085)	4,436	(37,649)
Provision recognized in
current year	(1,239)	(52)	(376)	(120)	(12)	(1,799)	334	(1,465)

	2024 (As restated)
							Adjustment
						Total	and	Total
	B2C	B2B Infra	B2B ICT	International	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	109,662	8,180	15,741	10,732	5,652	149,967	-	149,967
Inter-segment revenues	3,268	48,799	3,989	1,412	25,701	83,169	(83,169)	-
Total segment revenues	112,930	56,979	19,730	12,144	31,353	233,136	(83,169)	149,967

Segment results	29,078	16,467	1,402	1,204	(5,903)	42,248	(4,633)	37,615
Other information
Capital expenditures	(12,653)	(12,579)	(2,007)	(460)	(174)	(27,873)	3,424	(24,449)
Depreciation and amortization	(21,880)	(12,424)	(3,290)	(594)	(679)	(38,867)	4,686	(34,181)
Provision recognized in
current year	(678)	(7)	5	(32)	(65)	(777)	(127)	(904)

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS (continued)

	2023 (As restated)
							Adjustment
						Total	and	Total
	B2C	B2B Infra	B2B ICT	International	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	111,713	6,753	15,441	10,634	4,675	149,216	-	149,216
Inter-segment revenues	3,694	40,001	4,679	762	26,320	75,456	(75,456)	-
Total segment revenues	115,407	46,754	20,120	11,396	30,995	224,672	(75,456)	149,216

Segment results	34,784	11,924	1,137	1,252	(4,532)	44,565	(5,467)	39,098
Other information
Capital expenditures	(12,744)	(17,330)	(3,184)	(865)	(181)	(34,304)	1,336	(32,968)
Depreciation and amortization	(24,486)	(10,034)	(3,387)	(557)	(776)	(39,240)	4,881	(34,359)
Provision recognized in
current year	(655)	(15)	149	(5)	(81)	(607)	94	(513)

Segment result reconciliation:\

	2025	2024 (As restated)	2023 (As restated)
Total segment results	36,509	42,248	44,565
Unrealized gain (loss) on changes in fair value of investments	(242)	188	(748)
Other income - net	119	282	252
Gain (loss) on foreign exchange - net	180	136	(36)
Finance income - net	1,661	1,367	1,061
Finance cost	(5,206)	(5,208)	(4,652)
Share of profit (loss) of long term investment in associates	(1)	3	1
Adjustment and inter-segment elimination	(1,918)	(1,401)	(1,345)
Consolidated profit before income tax	31,102	37,615	39,098

Geographic information:

	2025	2024	2023
External revenues
Indonesia	137,858	141,062	141,157
Abroad	8,884	8,905	8,059
Total	146,742	149,967	149,216

The revenue information above is based on the location of the customers.

There are no revenue from major customer which exceeds 10% of total revenues for the years ended December 31, 2025 and 2024.

	2025	2024 (As restated)	January 1, 2024 (As restated)
Non-current operating assets
Indonesia	171,604	176,927	177,862
Abroad	3,086	2,850	2,932
Total	174,690	179,777	180,794

Non-current operating assets for segment reporting purpose consist of property and equipment and intangible assets.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS

Based on Law No. 36 of 1999 and Government Regulation No. 52 of 2000, tariffs for telecommunications network and/or services are determined by operators based on tariff types and structures, and by referring to tariff cap formulas established by the Government. Subsequently, these provisions have been adjusted through Law No. 11 of 2020, as last amended by Law No. 6 of 2023, and Government Regulation No. 46 of 2021, which grants the authorized minister the authority to determine upper and/or lower tariff limits.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in MoCI Regulation No. 5/2021 dated March 31, 2021 concerning “Telecommunication Operation”. This Decree replaced the previous Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i.	Activation fee;
ii.	Monthly subscription charges;
iii.	Usage charges; and
iv.	Additional facilities fee.

b.	Mobile cellular telephone tariffs

On March 31, 2021, MoCD issued MoCI Regulation No. 5/2021, which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under MoCI Regulation No. 5/2021, cellular tariffs for the operation of telecommunication services connected through mobile cellular network consist of the following:

i.	Basic telephony services tariff;
ii.	Value added services tariff; and/or
iii.	Multimedia services tariff.

with the following traffic structure:

i.	Activation fee;
ii.	Monthly subscription charges; and/or
iii.	Usage charges.

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.Interconnection tariffs (continued)

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

In 2008, the Director General of Post and Telecommunication issued Decree No. 115 of 2008 which stated its agreement on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. Through MoCI Regulation No. 5/2021, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS

a.	Capital expenditures

As of December 31, 2025, capital expenditures committed under the contractual arrangements are Rp14.130 billion and US$25 million.

The above balance includes the following significant agreements:

Contracting parties	Period of agreement	Significant part of the agreement
Telkomsel and PT Phincon	September 12, 2019- September 11, 2027	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021- January 31, 2027	Procurement Agreement for Radio Ultimate Solution ("ROA") and TSA
Telkomsel and PT Ericsson Indonesia	February 13, 2022- February 12, 2028	Procurement Agreement for CS Core Solution ROA
Telkomsel and PT Ericsson Indonesia	February 13, 2022- August 31, 2027	Procurement Agreement for CS Core Solution TSA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022- February 12, 2028	Procurement Agreement for CS Core Solution ROA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022- August 31, 2027	Procurement Agreement for CS Core Solution TSA
Telkomsel and PT Huawei Tech Investment	March 24, 2022- March 23, 2028	Procurement Agreement for PCRF
Telkomsel and PT Phincon	June 24, 2024- June 23, 2029	Agreement for the Design, Development, and Launch of the By.U Platform Solution
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2024- October 7, 2029	Agreement Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
Telkomsel and PT Application Solutions	October 8, 2024- October 7, 2029	TSA for OCS and SCP
TDE and PT ZTE Indonesia	October 14, 2024- October 14, 2027	Contract Agreement of General Contractor ("GC") for Delta Project Level-2 Fit Out Works
Telkomsel and PT Mahardika Teknotama Integrasi	November 14, 2024- November 13, 2027	Procurement Agreement for Fixed Broadband Core ("FBB Core")
The Company and PT Packet Systems Indonesia	December 18, 2024- December 17, 2026	Agreement Procurement and Installation for OTN Metro ("OTM") Future State Architecture ("FSA") - Platform Huawei
TDI and KSO-PP Adhi	January 3, 2025- February 26, 2026	Procurement for General Contractor for Data Center Construction
Telkomsel and PT Ericsson Indonesia	January 23, 2025- January 22, 2028	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
TDE and PT Huawei Tech Investment	March 24, 2025- March 23, 2028	Contract Agreement of General Contractor ("GC") for Delta Project Level-3 and Level-4 Fit Out Works
Telkomsel and PT Lintas Teknologi Indonesia	April 8, 2025- April 7, 2028	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel and PT Cahaya Mutiara Mandiri	May 26, 2025- May 25, 2028	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsat and PT Starlink Services Indonesia	December 22, 2025- December 31, 2026	Agreement for the Resale of Starlink Services and Equipment
The Company and PT Lintas Teknologi Indonesia	December 24, 2025- June 23, 2027	Procurement and Installation Agreement of the South Papua Submarine Cable Communication System

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS (continued)

b.	Borrowings and other credit facilities

(i)	As of December 31, 2025, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:
Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2026	Rp	5
BNI	500	March 31, 2026	Rp	73
Bank Mandiri	500	June 21, 2026	Rp	136
Total	1,500			214

The Company has sufficient bank facilities to meet their current obligations (Note 37b.v).

(ii)	As of December 31, 2025, Telkomsel has bank guarantee facilities for various projects, as follows:
Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2028	Rp	621
BNI	2,100	May 1, 2028	Rp	1,420
Total	3,100			2,041

Bank guarantee facility with BRI and BNI are mainly for performance bond and surety bond of radio frequency (Note 35c.i).

(iii)	Telin has a bank guarantee facilities from Bank Mandiri and BRI with a maximum credit limit of US$25 million and US$5 million or equal to Rp417 billion and Rp83 billion, respectively. As of December 31, 2025, there is no bank guarantee facility used.

c.	Others

(i)	Radio frequency usage

With reference to Law No. 36 of 1999, the use of radio frequency spectrum and the cost of using radio frequency are determined by the government. With reference to the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022, of the MoCI which granted Telkomsel the rights to provide mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz, and 2.3 GHz; and basic telecommunication services.

With reference to Decision Letters No. 509 Year 2016, No. 1896 Year 2017,  No. 806 Year 2019, No. 620 Year 2020, No. 178 Year 2021, No. 479 Year 2022,  No. 90 Year 2023, and No. 188 Year 2023 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a surety bond each year amounting Rp1,028 billion for spectrum 2.3 GHz.
2.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
3.	Issue a surety bond amounting Rp617 billion for spectrum 2.1 GHz.
4.	Pay an annual right of usage (“BHP”) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS (continued)

c.	Others (continued)

(i)	Radio frequency usage (continued)

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year:

1.	Radio frequency for band 800 MHz, 900 MHz, and 1,800 MHz

Based on Decree No. 620 Year 2020 of the MoCI, concerning the extension of the determination of radio frequency bands 800 MHz, 900 MHz, and 1,800 MHz, Telkomsel should pay annual frequency usage fees from 2020 to 2030.

2.	Radio frequency for band up to 2.1 GHz

License No.	Description
Decree No. 90 Year 2023 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	On February 27, 2023, Telkomsel was granted to utilize the annual radio frequency license for band 1,975-1,980 MHz paired with 2,165-2,170 MHz until March 18, 2033.
Decree No. 509 Year 2016 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCD granted the extension of the radio frequency license for band 1,970-1,975 MHz paired with 2,160-2,165 MHz until March 28, 2026.
Decree No. 806 Year 2019 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCD granted the extension of the radio frequency license for band 1,965-1,970 MHz paired with 2,155-2,160 MHz until September 30, 2029.
Decree No. 479 Year 2022 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	Telkomsel as the winner of auction and was granted to utilize the radio frequency license for band 1,960-1,965 MHz paired with 2,150-2,155 MHz effective from January 11, 2023 until January 10, 2033.

3.	Radio frequency for band up to 2.3 GHz

License No.	Description
Decree No. 1896 Year 2017 of the MoCI	Telkomsel was appointed to use the radio frequency license for band 2,300-2,330 Mhz until 2026.
Decree No. 178 Year 2021 of the MoCI	Telkomsel as the winner to utilize the radio frequency license for band 2,330-2,340 MHz paired with 2,340-2,350 MHz for Block A and Block C, respectively until 2030.
Decree No. 487 Year 2022 of the MoCI amd. Decree No. 92 Year 2023 of the MoCI	On November 18, 2022, Telkomsel received a right to use reallocated radio frequency license for band 2,340-2,355 MHz paired with 2,330-2,360 MHz until November 17, 2029.
Decree No. 188 Year 2023 of the MoCI	On April 18, 2023, Telkomsel was granted an approval to allocate part of the rights-of-use of 2.3 GHz radio frequency spectrum to PT Smart Telecom.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS (continued)

c.	Others (continued)

(ii)	Radio frequency spectrum cooperation agreement

The MoCD has given approval to Telkomsel for a cooperation on the use of radio frequency spectrum with KCIC through a letter No. B-171/M.KOMINFO/SP.01.01/03/2023 dated  March 17, 2023, regarding the Cooperation Agreement on the Use of Radio Frequency Spectrum in the range of 891-895 MHz paired with 936-940 MHz, with a period up to December 14, 2030.

As result from this agreement, KCIC shall pay to the Company several compensations, which are annual utilization fees totaling Rp878 billion, network recovery fee of Rp1,250 billion, as well as incremental operational and maintenance costs.

(iii)	USO

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Mitratel on December 9, 2011) was selected by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”), now has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”) as a provider of the USO Program in the border areas with a total price of Rp261 billion. In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to Badan Arbitrase Nasional Indonesia (“BANI”) for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BAKTI to pay compensation to Telkomsel amounting to Rp218 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) and no additional payment.

The MoCD issued Regulation No. 5 Year 2021 dated March 31, 2021, which replaced previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021,  of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua, and South East Papua for period from 2021 until 2031.

(iv)Contingency

Under PSAK 237: Provisions, Contingent Liabilities And Contingent Assets, a provision should be recognized when there is a present obligation (legal or constructive) arising from a past event, an outflow of economic benefits to settle the obligation is probable (more likely than not), and the amount can be reliably estimated.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS (continued)

c.	Others (continued)

(iv)Contingency (continued)

In October 2023, the Group received a document request from the U.S. Securities and Exchange Commission (“SEC”) as it relates to Telkom Infra’s involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the Ministry of Communication and Informatics (“BAKTI Kominfo”) regarding the provision of 4G Base Transceiver Station (“BTS”) infrastructure. The SEC has since expanded its investigation to include accounting and disclosures issues relating to the Group's revenue recognition and financial reporting practices and internal control over financial reporting, as well as public reports regarding certain Indonesian legal proceedings involving the Group, certain subsidiaries and affiliates, and certain of the Group's clients and suppliers. Through our internal audit process and investigations, we have determined, or we suspect (for those projects and transactions which are still under investigation) that certain transactions lack economic substance. Beginning in May 2024, the Group also received additional requests for information from the U.S. Department of Justice (“DOJ”) focused on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). The Group retained outside counsel and a forensic accounting firm to assist with its internal investigation into the issues being investigated by the SEC and DOJ. The Internal Investigation is substantially complete while the SEC and DOJ’s investigations remain ongoing and the Group continues to cooperate with the U.S. authorities.

Based on the results of the Internal Investigation to date, the Group has identified that approximately 140 transactions, primarily those occurring prior to 2021 and particularly between 2016 and 2019 and relate primarily to the enterprise business segment, lacked economic substance and were not in compliance with applicable financial reporting standards as well as the Group’s policies and internal controls, resulting in an overstatement of certain financial information.

The Group does not believe that this overstatement constituted a misstatement that was quantitatively material to the Group’s consolidated financial statements for any period presented in the Group’s prior annual or interim financial statements. The Group believes that these transactions resulted in an overstatement of revenues, gross trade receivables, and net trade receivables, at least as follows:

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Revenues	31	10	291	2,285	721	368	58	378	247	11	39
Trade receivable	23	22	288	1,687	1,972	1,999	2,018	2,154	2,152	2,094	1,927
Trade receivable-net	23	22	256	1,376	1,558	980	94	72	63	63	30

The Group has encountered challenges compiling detailed historical information for  a significant portion of the 140 transactions due to the age of the transactions, accounting system challenges, and challenges related to the retention and retrieval of historical accounting support that in some cases dates back nearly 10 years. The Company has assumed that certain transactions lacked economic substance unless accounting and other supporting information was available to demonstrate otherwise.

By December 31, 2020, the vast majority of the trade receivables associated with these transactions had a full corresponding income statement provision and related allowance for expected credit losses, and therefore the net trade receivable for these transactions reflected on the Company’s Statement of Financial Positions from 2020 onward were de minimis. Accordingly, based on information to date, these historical transactions do not require any corrections to the Statements of Financial Position as of December 31, 2025 and 2024, or  the Statements of Profit or Loss and Other Comprehensive Income for the years ended 2025 and 2024.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS (continued)

c.	Others (continued)

(iv)Contingency (continued)

The Group determined that Rp1,898 billion and Rp1,762 billion of gross trade receivables, and a corresponding Rp1,898 billion and Rp1,762 billion allowance for expected credit losses related to historical transactions that had been reviewed or were scheduled for review as part of the internal investigation, were reclassified to other non-current assets in the consolidated statements of financial position as of December 31, 2025 and 2024 (Note 13). This reclassification was made to achieve a more appropriate presentation in accordance with the economic substance of the transactions. The Group assessed that these trade receivables did not have a reasonable chance of recovery and therefore no longer met the criteria for presentation as trade receivables. As the reclassified gross receivables and the related allowance for expected credit losses offset each other (net to zero), the reclassification had no impact on the net trade receivables or other non-current assets as of  December 31, 2025 and 2024. Until the date of completion of these consolidated financial statements, these receivables had been approved to be written off based on carrying amount December 31, 2024 in accordance to the applicable regulations, but it is not a waiver of collection right.

The Company is a state-owned enterprise, and accordingly, its receivable write-off process is subject to specific governance and regulatory requirements applicable to state-owned enterprises. Under the applicable write-off policy, receivables exceeding certain thresholds and/or receivables of certain nature require approvals from relevant authorities and/or government bodies. As such, the completion and timing of the write-off process are not solely within Management’s control, as they depend on external review and approval processes involving various governmental stakeholders.

The Group has also cooperated with Indonesian government law enforcement authorities, and has in certain instances self-reported to them various matters involving alleged or potential violations of Indonesian laws and regulations by the Group, certain subsidiaries and affiliates, including anti-corruption, alleged fraud, embezzlement, and issues associated with trade receivables, some of which are related to the above-described matters investigated by the SEC and the DOJ. The Group has implemented various remedial actions, including strengthening policies, procedures, and internal controls, as well as enhancing its compliance function and corporate governance.

For the above mentioned investigation on the Group's accounting and disclosure issues relating to revenue recognition and financial reporting practices and internal control over financial reporting, based on the Group's assessment up to the date of the issuance of the consolidated financial statements, the Group currently does not believe that the above mentioned investigation will have a material adverse effect on its December 31, 2025 and 2024 consolidated financial statements.

As of the issuance date of the consolidated financial statements, the Group is not yet able to reliably estimate the potential loss or range of losses that may arise from the investigations by the SEC and DOJ, due to significant uncertainties regarding the final outcome, timing of resolution, and potential sanctions or other impacts.

In addition, there is a possibility that the final outcome of the ongoing investigations or the identification of additional information in the future could have a material impact on the Group’s financial position, results of operations, or cash flows.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

36.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2025
	U.S. Dollar	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	522.25	21.10	9,097
Other current financial assets	53.23	-	895
Trade receivables
Related parties	0.24	0.02	3
Third parties	144.38	11.90	2,620
Contract assets	4.42	-	75
Other receivables	0.62	-	10
Other current assets	1.45	0.35	30
Long-term investment in financial instruments	307.89	6.17	5,241
Other non-current assets	0.40	0.74	19
Total assets	1,034.88	40.28	17,990
Liabilities
Trade payables
Related parties	(0.05)	-	(1)
Third parties	(158.59)	(3.06)	(2,707)
Other payables	(19.61)	(2.17)	(365)
Accrued expenses	(11.17)	(11.08)	(373)
Customer deposits	(3.98)	(0.32)	(72)
Current maturities of long-term loans
and lease liabilities	(10.82)	(0.35)	(187)
Long-term loans and lease liabilities	(23.03)	(1.30)	(408)
Other liabilities	(0.36)	-	(6)
Total liabilities	(227.61)	(18.28)	(4,119)
Assets (liabilities) - net	807.27	22.00	13,871

	2024
	U.S. Dollar	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	475.58	13.01	7,885
Other current financial assets	18.19	0.06	296
Trade receivables
Related parties	0.19	0.01	3
Third parties	134.77	18.64	2,479
Contract assets	2.77	-	45
Other receivables	1.09	-	18
Other current assets	2.05	0.31	38
Long-term investment in financial instruments	389.31	12.28	6,464
Other non-current assets	0.42	2.90	53
Total assets	1,024.37	47.21	17,281
Liabilities
Trade payables
Related parties	(0.01)	-	0
Third parties	(127.43)	(3.56)	(2,119)
Other payables	3.76	(8.00)	(70)
Accrued expenses	(13.90)	(1.83)	(254)
Customer deposits	(2.72)	(0.27)	(47)
Current maturities of long-term loans
and lease liabilities	(9.33)	(0.28)	(155)
Long-term loans and lease liabilities	(24.65)	(1.47)	(422)
Other liabilities	(0.09)	(0.05)	(2)
Total liabilities	(174.37)	(15.46)	(3,069)
Assets (liabilities) - net	850.00	31.75	14,212

*	Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS

a.	Financial assets and financial liabilities

i.	Classification

(a)	Financial assets

	2025	2024
Amortized cost
Cash and cash equivalents	34,228	33,905
Other current financial assets	1,326	1,196
Trade receivables	11,223	12,193
Other receivables	172	621
Other non-current assets	208	165
FVTPL
Long-term investment in financial instruments	7,254	8,174
Other current financial assets	94	89
FVTOCI
Long-term investment in financial instruments	27	51
Total financial assets	54,532	56,394

(b)	Financial liabilities

	2025	2024
Financial liabilities measured at amortized cost
Trade payables	16,184	15,336
Other payables	648	454
Accrued expenses	14,867	14,192
Customers deposits	52	41
Short-term bank loans	6,929	11,525
Bonds	2,696	5,043
Long-term bank loans	41,149	36,341
Lease liabilities	24,137	23,959
Other liabilities	75	104
Total financial liabilities	106,737	106,995

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2025	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	94	94	94	-	-
Long-term investment in financial instruments	7,254	7,254	1,529	-	5,725
FVTOCI
Long-term investment in financial instruments	27	27	-	-	27
Financial liabilities at amortized cost
Interest-bearing loans:
Bonds	2,696	3,458	3,458	-	-
Long-term bank loans	41,149	40,863	-	-	40,863
Lease liabilities	24,137	24,137	-	-	24,137
Other liabilities	75	75	-	-	75
Total	75,432	75,908	5,081	-	70,827

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2024	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	89	89	89	-	-
Long-term investment in financial instruments	8,174	8,174	1,668	-	6,506
FVTOCI
Long-term investment in financial instruments	51	51	-	-	51
Financial liabilities at amortized cost
Interest-bearing loans:
Bonds	5,043	5,669	5,669	-	-
Long-term bank loans	36,341	36,472	-	-	36,472
Lease liabilities	23,959	23,959	-	-	23,959
Other liabilities	104	104	-	-	104
Total	73,761	74,518	7,426	-	67,092

Loss on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2025 amounting to  Rp103 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2025 and 2024 are as follows:

	2025	2024
Beginning balance	6,557	5,997
Gain (loss) recognized in consolidated statement
of profit or loss and other comprehensive income	(103)	578
Purchase/addition	26	49
Settlement/deduction	(728)	(67)
Ending balance	5,752	6,557

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

ii.	Fair values (continued)

Sensitivity Analysis

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Investment in equity
Non-listed equity investment - technology	OPM Backsolve method	Volatility	20%-75.40%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp5 billion of the Investment value

		Time to liquidity	1-4 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp5 billion of the Investment value

	Market movement	Volatility	30.40%-85.59%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp13 billion of the Investment value

		Time to liquidity	1-6 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp15 billion of the Investment value

	Guideline Public Company Method	Volatility	10.77%-91.40%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp91 billion of the Investment value

		Time to liquidity	1-6 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp134 billion of the Investment value

Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital ("WACC")	9%-22%	1% decrease (increase) in the percentage of WACC would result in an increase (decrease) Rp5 billion of the Investment value

		Terminal growth rate	1%-5%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp3 billion of the Investment value

Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.03%-13.20%	0.5% decrease (increase) in WACC would result in an increase (decrease) Rp6 billion of the Investment value

		Terminal growth rate	1.97%-3.10%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp12 billion of the Investment value

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets (other non-current assets (long-term trade receivables and restricted cash)) approximate their carrying amounts as the impact of discounting is not significant.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, primarily consists of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds and subsidiaries investments (non-listed equity investments) are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date.
(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Group Financial Accounting and Treasury Unit under policies approved by the Directors. The Group Financial Accounting and Treasury Unit identifies, evaluates and hedges financial risks.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.	Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollar. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2025	2024
	U.S. Dollar	U.S. Dollar
	(in billions)	(in billions)
Financial assets	1.03	1.02
Financial liabilities	(0.23)	(0.17)
Net exposure	0.80	0.85

Sensitivity analysis

A strengthening of the U.S. Dollar as indicated below, against the Rupiah at  December 31, 2025 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2025
U.S. Dollar (1% strengthening)	135

A weakening of the U.S. Dollar against the Rupiah at December 31, 2025, would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.	Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of December 31, 2025, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 18 and 19). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2025	2024
Fixed rate borrowings	37,407	48,097
Variable rate borrowings	37,504	28,771

Sensitivity analysis for variable rate borrowings

As of December 31, 2025, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp94 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2025	2024
Cash and cash equivalents	34,228	33,905
Other current financial assets	1,420	1,285
Trade receivables	11,223	12,193
Other receivables	172	621
Other non-current assets	208	165
Total	47,251	48,169

The Group is exposed to credit risk primarily from cash and cash equivalents, trade receivables and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group Financial Accounting and Treasury Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 7.95% of trade receivables as of  December 31, 2025 (2024: 5.76%).

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements. The Group has a net current liabilities position as of December 31, 2025, and is expected to meet its current obligations by having access to sufficient undrawn bank facilities amounted to Rp42,109 billion and US$67 million (Note 19b).

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2030 and
	amount	cash flows	2026	2027	2028	2029	thereafter
2025
Trade payables	16,184	(16,184)	(16,184)	-	-	-	-
Other payables	648	(648)	(648)	-	-	-	-
Accrued expenses	14,867	(14,867)	(14,867)	-	-	-	-
Customer deposits	52	(52)	(52)	-	-	-	-
Interest bearing loans:
Short-term bank loans	6,929	(6,929)	(6,929)	-	-	-	-
Bonds	2,696	(6,544)	(296)	(296)	(297)	(296)	(5,359)
Long-term bank loans	41,149	(45,311)	(19,003)	(7,279)	(6,357)	(5,499)	(7,173)
Lease liabilities	24,137	(29,037)	(6,844)	(4,438)	(3,604)	(3,440)	(10,711)
Other liabilities	75	(89)	(4)	(21)	(21)	(21)	(22)
Total	106,737	(119,661)	(64,827)	(12,034)	(10,279)	(9,256)	(23,265)

	Carrying	Contractual					2029 and
	amount	cash flows	2025	2026	2027	2028	thereafter
2024
Trade payables	15,336	(15,336)	(15,336)	-	-	-	-
Other payables	454	(454)	(454)	-	-	-	-
Accrued expenses	14,192	(14,192)	(14,192)	-	-	-	-
Customer deposits	41	(41)	(41)	-	-	-	-
Interest bearing loans:
Short-term bank loans	11,525	(11,525)	(11,525)	-	-	-	-
Bonds	5,043	(9,307)	(2,763)	(296)	(296)	(297)	(5,655)
Long-term bank loans	36,341	(42,701)	(15,419)	(8,442)	(6,086)	(4,955)	(7,799)
Lease liabilities	23,959	(29,261)	(6,824)	(4,597)	(3,656)	(3,152)	(11,032)
Other liabilities	104	(120)	(6)	(29)	(29)	(28)	(28)
Total	106,995	(122,937)	(66,560)	(13,364)	(10,067)	(8,432)	(24,514)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

38.	CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2025		2024 (as restated, Note 2z)
	Amount	Portion	Amount	Portion
Short-term debts	6,929	3.37%	11,525	5.47%
Long-term debts	67,982	33.07%	65,343	31.02%
Total debts	74,911	36.44%	76,868	36.49%
Equity attributable to owners
of the parent company	130,685	63.56%	133,808	63.51%
Total	205,596	100.00%	210,676	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts  with new ones with have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored  by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2025 and 2024, respectively, were as follows:

	2025	2024
		(as restated, Note 2z)
Total interest-bearing debts	74,911	76,868
Less: cash and cash equivalents	(34,228)	(33,905)
Net debts	40,683	42,963
Total equity attributable to owners of the parent company	130,685	133,808
Net debt-to-equity ratio	31.13%	32.11%

As stated in Note 19, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2025 and 2024, the Group has complied with externally imposed capital requirements.

39.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
Acquisition of property and equipment:
Credited to trade payables	3,945	2,251
Borrowing cost capitalization	13	98

Addition of right-of-use assets:
Credited to leases (Note 12)	7,441	10,421

Acquisition of intangible assets:
Credited to trade payables	404	339

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

39.	SUPPLEMENTAL CASH FLOWS INFORMATION (continued)

b.	The changes in liabilities arising from financing activities is as follows:
			Non-cash changes
			Foreign exchange		Other
	January 1, 2025	Cash flows	movement	New leases	Changes	December 31, 2025
Short-term bank loans	11,525	(4,596)	-	-	-	6,929
Bonds	5,043	(2,350)	-	-	3	2,696
Long-term bank loans	36,341	4,804	2	-	1	41,148
Lease liabilities	23,959	(7,356)	16	7,441	78	24,138
Total liabilities from
financing activities	76,868	(9,498)	18	7,441	82	74,911

40.	SUBSEQUENT EVENTS

a.	On October 20, 2025, the Company and TIF entered into a Conditional Separation Agreement in relation to the transfer of a portion of the Company’s wholesale fiber connectivity business and assets (the “Infraco Spin-Off”) to TIF, effective January 1, 2026. Pursuant to the agreement, the total value of the transferred transaction object amounted to IDR 35,787 billion. As consideration for the transfer of the transaction object, TIF issued 357,872,580 shares to the Company, as stipulated in Notarial Deed of Aulia Taufani, S.H.,No. 63 dated December 18, 2025, The deed was subsequently approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“Kemenkumham”) pursuant to Decree No. 0086733.AH.01.02 dated January 1, 2026.
b.	Effective January 1, 2026, the Company transferred bank loans from DBS, BNI, and BCA to TIF amounting to Rp1,831 billion, Rp2,649 billion, and Rp5,317 billion, respectively, in connection with the Infraco Spin-Off project.
c.	On January 6, 2026, DAM transferred the Company's shares to BP BUMN, resulting in BP BUMN owning 1% of the total state ownership through BP BUMN and DAM, amounting to 516,023,535 shares, consisting of Series B shares representing 0.52% of the total shares issued and fully paid by the Company.
d.	On January 6, 2026, January 23, 2026, and April 1, 2026, Telkomsel made repayments of its bank loan to BNI amounting to Rp4,000 billion.
e.	On January 12, 2026, February 27, 2026, and March 27, 2026, Telkomsel made repayments of its bank loan to Bank Mandiri amounting to Rp3,000 billion.
f.	On January 12, 2026, March 30, 2026, and April 30, 2026, Telkomsel made repayments of its bank loan to Bank Sinarmas amounting to Rp3,000 billion.
g.	On January 29, 2026, and April 13, 2026, Telkomsel made repayments of its bank loan to Bank of China amounting to Rp3,800 billion.
h.	On January 6, 2026 and April 27, 2026, Telkomsel made repayments of its bank loan to CIMB Niaga amounting to Rp2,000 billion.
i.	On January 29, 2026 and February 13, 2026, Telkomsel made repayments of its bank loan to MUFG and DBS amounting to Rp1,000 billion and Rp1,000 billion, respectively.
j.	During the period from January to April 2026, Telkomsel has made loan drawdowns from Bank of China, Bank Sinarmas, CIMB Niaga, BNI, and DBS Bank amounting to Rp3,800 billion, Rp2,000 billion, Rp1,500 billion, Rp1,000 billion, and Rp1,000 billion, respectively.
k.	On May 1, 2026, the Company announced its plan to conduct a share buyback of publicly held shares, with a maximum amount of Rp1,000 billion and not exceeding 10% of the issued and fully paid-up share capital. The share buyback period will be no longer than 12 (twelve) months from the date of approval by the General Meeting of Shareholders (GMS) on June 8, 2026, and is planned to commence from June 9, 2026 until June 8, 2027.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

These are summary of significant differences between PSAK and IFRS for the year 2025.

Impact of significant differences between PSAK and IFRS on items in consolidated statements of financial position as of December 31, 2025 were as follows:

	Reference	PSAK	Reconciliation	IFRS
ASSETS

Trade receivables - net allowance for
expected credit losses
Related parties	b	2,040	590	2,630
Third parties	b	9,183	(590)	8,593
Other current assets	d	8,042	14	8,056
Total Current Assets		61,766	14	61,780

Property and equipment - net of accumulated depreciation	a	165,453	(1,995)	163,458
Right-of-use asset	a,d	27,961	1,372	29,333
Deferred tax assets - net	d	6,603	130	6,733
Total Non-current Assets		225,993	(493)	225,500

TOTAL ASSETS		287,759	(479)	287,280

LIABILITIES AND EQUITY

LIABILITIES

Trade payables
Related parties	b	571	2,487	3,058
Third parties	b	15,613	(2,487)	13,126
Current maturities of lease liabilities	d	5,590	355	5,945
Total Current Liabilities		73,948	355	74,303

Lease liabilities	d	18,547	0	18,547
Total Non-current Liabilities		63,274	0	63,274

TOTAL LIABILITIES		137,222	355	137,577

EQUITY

Additional paid-in capital	c	2,310	(333)	1,977
Other equity	c	10,259	(9,139)	1,120
Retained earnings	c	113,193	8,938	122,131
Net equity attributable to:
Owners of the parent company	d	130,685	(534)	130,151
Non-controlling interests	d	19,852	(300)	19,552

TOTAL EQUITY		150,537	(834)	149,703

TOTAL LIABILITIES AND EQUITY		287,759	(479)	287,280

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Impact of significant differences between PSAK and IFRS on items in consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2025 were as follows:

	Reference	PSAK	Reconciliation	IFRS

Depreciation and amortization expenses	a,d	(37,649)	(4)	(37,653)
Other income - net	d	119	(587)	(468)

OPERATING PROFIT		34,648	(591)	34,057

Finance cost	d	(5,206)	(2)	(5,208)

PROFIT BEFORE INCOME TAX		31,102	(593)	30,509

INCOME TAX (EXPENSE) BENEFIT	d	(6,644)	103	(6,541)

PROFIT FOR THE YEAR		24,458	(490)	23,968

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		24,584	(490)	24,094

Profit for the year attributable to:
Owners of the parent company		17,814	(328)	17,486
Non-controlling interests		6,644	(162)	6,482
		24,458	(490)	23,968
Total comprehensive income for the year attributable to:
Owners of the parent company		17,954	(328)	17,626
Non-controlling interests		6,630	(162)	6,468
		24,584	(490)	24,094
BASIC EARNING PER SHARE
(in full amount)
Net income per share		179.83	(3.31)	176.52
Net income per ADS (100 Series B shares per ADS)		17,982.85	(331.10)	17,651.75

a.	Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will  not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted and presented as part of right-of-use assets. Land rights amortized over the lease period.

b.	Related party transactions

Under Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of  Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies, and similar bodies whether local, national, or international.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and For the Year Then Ended

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

c.	Differences in entities under common control restructuring transactions

According to PSAK, the difference between restructuring transactions between entities under common control is included in the grouping of additional paid-in capital in equity. Meanwhile, according to IFRS, the difference in restructuring transactions between entities under common control is included in the grouping of retained earnings.

d.	Timing difference in applying accounting standards

The Group applied PSAK 116 Leases starting from January 1, 2020. It is equivalent with accounting standards in IFRS 16 Leases which was implemented in the beginning January 1, 2019. Timing difference in applying accounting standard results in differences in some of accounts in the consolidated financial statements.